Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 12, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING NEWS RELEASE RELATING TO FIRST UNION'S SECOND QUARTER RESULTS WAS ISSUED BY FIRST UNION


                                                              NEWS

  [First Union
logo appears here]

Thursday                                                  Media Contact:
July 12, 2001                             Ginny Mackin         704-383-3715
                                          Mary Eshet           704-383-7777

                                                          Investor Contact:
                                          Alice Lehman         704-374-4139


       FIRST UNION REPORTS OPERATING EARNINGS OF $649 MILLION, OR 66 CENTS
                         PER SHARE IN 2nd QUARTER 2001
  CEO Thompson says First Union has momentum and proposed First Union-Wachovia merger will leverage strengths to continue building value for shareholders

SECOND QUARTER 2001 OVERVIEW

     o Cash operating earnings of 73 cents per share; operating earnings of 66 cents, exceeding market expectations.

     o Outstanding results in the General Bank, with revenue up 9 percent and operating earnings up 28 percent from second quarter 2000.

     o   Core deposits grew 4 percent, excluding divested businesses.

     o   Operating expense decreased 8 percent from second quarter 2000.

     o Net charge-offs of 0.52 percent declined 17 basis points from second quarter 2000.

     o   Tier 1 capital ratio improved for the fourth consecutive quarter, to
         7.40 percent.

--------------------------------------------------------------------------------
Earnings Highlights                                           Three Months Ended
                                               June 30,    March 31,    June 30,
                                               ---------------------------------
(In millions, except per share data)               2001         2001       2000
--------------------------------------------------------------------------------
Earnings
Operating earnings (a)                           $  649          610        714
Diluted earnings per share (Operating earnings)    0.66         0.62       0.73
Net income (As reported)                            633          584     (2,199)
Diluted earnings per share (As reported)         $ 0.64         0.59      (2.27)
--------------------------------------------------------------------------------
Financial ratios (Operating earnings)
Return on average stockholders' equity            16.19  %     15.64      17.74
Overhead efficiency ratio                         64.34        65.18      64.36
Net interest margin                                3.41         3.42       3.51
Fee and other income as % of total revenue        48.32        47.13      47.50
Dividend payout ratio                             36.36  %     38.71      65.75
--------------------------------------------------------------------------------
Cash operating earnings
Net income                                       $  723          684        807
Diluted earnings per share                       $ 0.73         0.69       0.82
Return on average tangible stockholders' equity   23.35  %     22.91      30.18
Overhead efficiency ratio                         62.06  %     62.80      61.64
--------------------------------------------------------------------------------
Asset quality
Allowance as % of nonaccrual and restructured
loans                                               144  %       143        215
Net charge-offs as % of average loans, net         0.52         0.53       0.69
Nonperforming assets to loans, net,
foreclosed properties and assets held for sale     1.23  %      1.30       0.87
--------------------------------------------------------------------------------
(a) Operating earnings are reported net income excluding after tax net restructuring, merger-related and other charges and gains.
--------------------------------------------------------------------------------

Note: The first half of 2000 included the results of businesses that were divested in connection with the strategic repositioning announced in June 2000, as well as extraordinarily strong principal investing revenue.


                                   -- more --

FIRST UNION REPORTS 2ND QUARTER EARNINGS/Page 2

CHARLOTTE, N.C. - First Union (NYSE:FTU) today reported second quarter 2001 cash operating earnings of $723 million, or 73 cents per share; operating earnings of $649 million, or 66 cents per share; and net income of $633 million, or 64 cents per share. Highlights of the quarter included broad revenue growth, solid expense control, strengthened capital ratios and improved loan losses.

In the six months ended June 30, 2001, cash operating earnings were $1.4 billion, or $1.43 per share; operating earnings were $1.3 billion, or $1.28 per share; and net income was $1.2 billion, or $1.23 per share.

The cash operating return on average tangible stockholders' equity was 23.35 percent in the second quarter of 2001. Cash operating earnings are operating earnings before goodwill and other intangible amortization. Based on second quarter 2001 operating earnings, First Union's return on average stockholders' equity was 16.19 percent.

"These strong operating results underscore First Union's momentum. We are extremely pleased with the revenue growth in all of our businesses this year, particularly the excellent results from our General Bank," said Ken Thompson, First Union chairman and CEO. "In addition, capital ratios improved, credit quality was stable and expenses decreased as expense management becomes more and more a part of our culture.

"With our restructuring now complete, we are seeing the results, which we believe provide us a firm foundation for continued growth. We achieved these solid results while continuing to make excellent progress on planning for a smooth integration with our merger partner, Wachovia. This is exactly the right platform to leverage our strengths, and continue building value for shareholders. We have enormous optimism about our future together," he said.

Net Interest Income

Net interest income on a tax-equivalent basis was $1.7 billion in the second quarter of 2001, a 10 percent decline from $1.9 billion in the second quarter of 2000, largely due to the reduction in earning assets related to the sale of loans and securities in connection with First Union's strategic repositioning announced in June 2000. The net interest margin was 3.41 percent in the second quarter of 2001 and 3.51 percent in the second quarter of 2000.

Fee and Other Income

On an operating basis, fee and other income in the second quarter of 2001 was $1.6 billion, down 7 percent from the second quarter of 2000, attributable to a $263 million decline in principal investing revenue, partially offset by across-the-board growth in other fee income categories. On an operating basis, fee and other income as a percentage of total revenue was 48 percent in the second quarter of 2001 and 47 percent in the second quarter of 2000.

Provision for Loan Losses

The loan loss provision was $223 million in the second quarter of 2001, a decline of $5 million from the second quarter of 2000. The provision exceeded net charge-offs by $66 million. At June 30, 2001, the ratio of allowance to net loans increased to 1.44 percent from 1.33 percent at June 30, 2000.



                                   -- more --



FIRST UNION REPORTS 2ND QUARTER EARNINGS/Page 3

Noninterest Expense

On an operating basis, noninterest expense was $2.2 billion in the second quarter of 2001, down 8 percent from the second quarter of 2000, reflecting the winding down of divested businesses and solid expense control.

Restructuring and Other Charges and Gains

Restructuring and other charges and gains in the second quarter of 2001, primarily related to the 2000 strategic repositioning, amounted to a pre-tax charge of $27 million ($16 million after-tax) or 2 cents per share.

Net Charge-offs and Nonperforming Assets

Net charge-offs amounted to $157 million in the second quarter of 2001, a decrease of $71 million from the second quarter of 2000. This represented 0.52 percent of average net loans, down 17 basis points from the second quarter of 2000.

At June 30, 2001, nonperforming assets were $1.6 billion, or 1.23 percent of net loans, foreclosed properties and assets held for sale, an increase of 30 percent from June 30, 2000. Second quarter 2001 nonperforming assets included $250 million of nonperforming assets classified as held for sale.

Lines of Business

--------------------------------------------------------------------------------
General Bank Highlights

                                                         Three Months Ended
                                       June 30,      March 31,     June 30,
                                       -------------------------------------
                                         2001          2001          2000
--------------------------------------------------------------------------------
(In millions)

Total revenue                          $ 1,545       1,453          1,412
Provision for loan losses                   98         101             51
Noninterest expense                        935         908            966
Operating earnings                         343         295            268
Average loans, net                      65,501      63,771         58,105
Average core deposits                   99,424      98,415         97,499
Economic capital                       $ 3,744       3,618          3,555
--------------------------------------------------------------------------------

The General Bank has three major business lines: Consumer, Commercial and Small Business. General Bank total revenue increased 9 percent from the second quarter of 2000. The General Bank produced record consumer loan volume and solid deposit growth in the second quarter of 2001, reflecting improved sales production, a beneficial rate environment and a renewed focus on attracting low cost core deposits. Fee and other income grew 30 percent year over year, led by higher mortgage-related income, service charges and other fee income. The Consumer provision increased $31 million, of which $18 million was related to a market valuation adjustment on nonperforming assets moved to assets held for sale and increased charge-offs on a more seasoned First Union Home Equity portfolio.




                                   -- more --



FIRST UNION REPORTS 2ND QUARTER EARNINGS/Page 4


The Commercial and Small Business provisions increased $16 million. The impact of expense control initiatives was reflected in a 3 percent decline in noninterest expense from the second quarter of 2000 and an operating overhead efficiency ratio that improved from 67 percent in the second quarter of 2000 to 59 percent in the second quarter of this year.

Average loans increased 13 percent from the second quarter of 2000, with across-the-board strength in consumer lending, while commercial real estate and small business lending drove commercial lending growth. Average core deposits grew 2 percent from the second quarter of 2000, primarily in low cost interest checking, savings and money market accounts.

Overall customer satisfaction scores as measured by Gallup improved for the ninth consecutive quarter. Household retention also remained strong. Online customer growth continued to be rapid, with a 55 percent increase from June 30, 2000, to 2.9 million enrollments at June 30, 2001. This included 130,000 online wholesale enrollments, which grew 136 percent from June 30, 2000.

--------------------------------------------------------------------------------
Capital Management Highlights

                                                         Three Months Ended
                                       June 30,      March 31,     June 30,
                                       -------------------------------------
                                         2001          2001          2000
--------------------------------------------------------------------------------
(In millions)

Total revenue                          $   838         831            829
Provision for loan losses                    -           -              -
Noninterest expense                        667         659            624
Operating earnings                         113         113            135
Average loans, net                       4,559       4,497          4,250
Average core deposits                    7,976       8,003          7,888
Economic capital                       $   986         985            972
--------------------------------------------------------------------------------

Capital Management includes Retail Brokerage Services, Asset Management, and Wealth and Trust Services. These businesses, with their balanced approach and multiple channels of distribution, performed solidly in the second quarter of 2001 as mutual fund assets and annuity sales through the bank channel reached an all-time high. Total revenue increased modestly from the second quarter of 2000 primarily due to increased brokerage production largely related to annuity sales, as well as the impact of the acquisitions since the second quarter of 2000. Noninterest expense increased 7 percent from the second quarter of 2000, primarily due to increased corporate allocations and these acquisitions.

In partnership with the General Bank, bank channel annuity sales reached a quarterly record of $717 million in the second quarter of 2001, a 54 percent increase from the second quarter of 2000. Mutual fund assets grew to a quarter-end record $90 billion, up 6 percent from year-end 2000, driven by strong money market inflows.

Assets under management increased modestly from year-end 2000 to $172 billion at June 30, 2001. Assets under management include $82 billion in trust assets in addition to the $90 billion in mutual fund assets.



                                   -- more --

FIRST UNION REPORTS 2ND QUARTER EARNINGS/Page 5

--------------------------------------------------------------------------------
Corporate and Investment Banking Highlights

                                                         Three Months Ended
                                       June 30,      March 31,     June 30,
                                       -------------------------------------
                                         2001          2001          2000
--------------------------------------------------------------------------------
(In millions)

Total revenue                          $   773         725            897
Provision for loan losses                   93          70            126
Noninterest expense                        490         467            509
Operating earnings                         153         150            199
Average loans, net                      41,145      42,511         42,787
Average core deposits                   10,202       9,465          8,928
Economic capital                       $ 6,112       6,278          5,940
--------------------------------------------------------------------------------

Our Corporate and Investment Banking businesses offer a range of fixed income products, debt and equity products, structured products and advisory services for corporate and institutional clients. Total revenue declined 14 percent from the second quarter of 2000, primarily related to anticipated lower principal investing revenue, which was down $263 million from a strong second quarter of 2000. Excluding principal investing, revenue increased 21 percent and operating earnings were up 200 percent from the second quarter of 2000, reflecting broad line of business growth. Fixed income fee and other income increased 53 percent from the second quarter of 2000, primarily driven by fixed income sales and trading. The agency businesses, primarily merger and acquisition advisory services, loan syndications and equity capital markets, grew 3 percent from the second quarter of 2000. Noninterest expense decreased 4 percent from the second quarter of 2000.

                                       ---

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking and brokerage products and services can be accessed through www.firstunion.com.

Earnings Conference Call

First Union Chairman and CEO Ken Thompson and CFO Bob Kelly will review First Union's second quarter results in a conference call and audio webcast beginning at 9 a.m. today. Supplemental materials relating to the second quarter results are available on the Internet at www.ftuinvestor.com, and investors are encouraged to access such materials.


Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to www.ftuinvestor.com and click on the link First Union Second Quarter Earnings Audio Webcast. In order to listen to the webcast, you will need to download Real Player Basic 8.


Teleconference Instructions: The telephone number for the conference call is 888-606-7037 for U.S. callers or 415-228-4891 for international callers. You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: 33345.


Replay: Thursday, July 12, from noon until 5 p.m. EDT on Monday, July 23. Replay telephone number is 402-220-3026.


                                   -- more --


FIRST UNION REPORTS 2ND QUARTER EARNINGS/Page 6

This news release and the conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union

Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which First Union conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on First Union's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on First Union's and the combined company's investment banking and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction with Wachovia or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed merger between First Union and Wachovia will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

                                   -- more --


PAGE 7
FIRST UNION CORPORATION
FINANCIAL HIGHLIGHTS
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        2001                                   2000
                                                                 ----------------------------  -------------------------------------

(Dollars in millions, except                                            Second         First       Fourth        Third       Second
  per share data)                                                      Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
Operating Earnings
  Net interest income - tax-equivalent                         $         1,742         1,734        1,757        1,860        1,930
  Fee and other income                                                   1,629         1,546        1,582        1,645        1,746
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue - tax-equivalent                                         3,371         3,280        3,339        3,505        3,676
  Provision for loan losses                                                223           219          192          142          228
  Noninterest expense                                                    2,169         2,138        2,132        2,328        2,366
  Income taxes - tax-equivalent                                            330           313          334          333          368
------------------------------------------------------------------------------------------------------------------------------------
  Income before restructuring, merger-
    related and other charges and
    cumulative effect of a change in
    accounting principle (Operating earnings)                              649           610          681          702          714
After-tax restructuring, merger-related
  and other charges                                                        (16)          (26)         (36)         150       (2,913)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
  of a change in accounting principle                                      633           584          645          852       (2,199)
Cumulative effect of a change in the
  accounting for beneficial interests, net of tax                            -             -          (46)           -            -
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) (As reported)                                $           633           584          599          852       (2,199)
====================================================================================================================================
DILUTED EARNINGS PER SHARE
Income before restructuring, merger-
  related and other charges and
  cumulative effect of a change in
  accounting principle                                         $          0.66          0.62         0.69         0.71         0.73
Income (loss) before cumulative effect
  of a change in accounting principle                                     0.64          0.59         0.65         0.86        (2.27)
Net income (loss)                                              $          0.64          0.59         0.60         0.86        (2.27)
====================================================================================================================================
PROFITABILITY (Operating earnings)
Return on average stockholders' equity                                   16.19 %       15.64        15.36        15.76        17.74
Net interest margin                                                       3.41          3.42         3.46         3.52         3.51
Fee and other income as % of total revenue                               48.32         47.13        47.38        46.93        47.50
Overhead efficiency ratio                                                64.34         65.18        63.85        66.42        64.36
Effective income tax rate                                                31.54 %       31.54        31.21        30.43        32.45
====================================================================================================================================
CASH OPERATING EARNINGS
Net income                                                     $           723           684          753          778          807
Diluted earnings per share                                     $          0.73          0.69         0.76         0.79         0.82
Return on average tangible stockholders' equity                          23.35 %       22.91        21.55        22.15        30.18
Return on average stockholders' equity                                   18.04         17.52        17.00        17.47        20.04
Overhead efficiency ratio                                                62.06 %       62.80        61.46        64.17        61.64
Operating leverage                                             $            59           (67)          31         (154)        (136)
====================================================================================================================================


PAGE 8
FIRST UNION CORPORATION
OTHER FINANCIAL DATA
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        2001                                   2000
                                                                 ----------------------------  -------------------------------------

(Dollars in millions, except                                            Second         First       Fourth        Third       Second
  per share data)                                                      Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL ADEQUACY (a)
Tier I capital ratio                                                      7.40 %        7.18         7.02         7.00         6.65
Total capital ratio                                                      11.48         11.33        11.19        11.32        10.57
Leverage ratio                                                            6.01 %        5.88         5.92         5.73         5.34
====================================================================================================================================
ASSET QUALITY
Allowance as % of loans, net                                              1.44 %        1.43         1.39         1.39         1.33
Allowance as % of nonperforming assets                                     133           132          135          181          193
Net charge-offs as % of average loans, net                                0.52          0.53         0.64         0.46         0.69
Nonperforming assets to loans, net,
  foreclosed properties and assets
  held for sale                                                           1.23 %        1.30         1.22         0.98         0.87
====================================================================================================================================
OTHER DATA
Employees                                                               67,420        69,362       70,639       70,533       72,890
Branches                                                                 2,162         2,164        2,193        2,253        2,258
ATMs                                                                     3,419         3,676        3,772        3,831        3,832
Shares outstanding (In thousands)                                      979,205       981,268      979,963      986,004      986,394
Common stock price                                             $         34.94         33.00        27.81        32.19        25.00
Book value per common share                                    $         16.49         16.39        15.66        15.00        14.14
Common stock price to book value                                           212 %         201          178          215          177
Market capitalization                                          $        34,213        32,382       27,253       31,739       24,660
Dividends paid per common share                                $          0.24          0.24         0.48         0.48         0.48
====================================================================================================================================
AVERAGE BALANCE SHEET DATA
Commercial loans, net                                          $        76,378        77,270       76,253       75,380       75,951
Consumer loans, net                                                     42,834        42,580       43,840       48,095       56,663
Loans, net                                                             119,212       119,850      120,093      123,475      132,614
Earning assets                                                         204,673       203,720      202,606      211,089      220,061
Total assets                                                           247,254       245,469      239,375      246,818      255,583
Core deposits                                                          119,035       118,192      118,944      118,074      118,256
Total deposits                                                         136,979       137,282      138,329      143,112      141,204
Interest-bearing liabilities                                           185,224       183,995      181,832      190,146      196,954
Stockholders' equity                                           $        16,026        15,846       14,753       14,236       16,614
====================================================================================================================================
PERIOD END BALANCE SHEET DATA
Commercial loans, net                                          $        79,529        80,470       80,240       79,361       78,615
Consumer loans, net                                                     42,963        42,383       43,520       44,058       49,744
Loans, net                                                             122,492       122,853      123,760      123,419      128,359
Goodwill and other intangible assets
  Goodwill                                                               3,476         3,524        3,481        3,551        3,510
  Deposit base premium                                                     140           157          174          195          215
  Other                                                                      9             9            9           10           11
Total assets                                                           245,941       252,949      254,170      246,640      257,994
Core deposits                                                          121,022       120,786      122,383      118,317      119,352
Total deposits                                                         138,567       140,795      142,668      138,870      144,864
Stockholders' equity                                           $        16,144        16,081       15,347       14,795       13,951
====================================================================================================================================
(a)  The second quarter of 2001 is based on estimates.


PAGE 9
FIRST UNION CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                      Three Months Ended June 30, 2001           Six Months Ended June 30, 2001
                                                   --------------------------------------------------------------------------------

                                                                Restructuring                              Restructuring
                                                                 and Other                                  and Other
                                                    Operating     Charges/            As       Operating     Charges/           As
(In millions, except per share data)                 Earnings        Gains      Reported        Earnings        Gains     Reported
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                              $      1,711            -         1,711           3,413            -        3,413
Provision for loan losses                                 223            -           223             442            -          442
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                       1,488            -         1,488           2,971            -        2,971
-----------------------------------------------------------------------------------------------------------------------------------
Fee and other income
  Service charges and fees                                486            -           486             954            -          954
  Advisory, underwriting and other
    investment banking fees                               238            -           238             436            -          436
  Other income
    Security transactions - portfolio                       -            -             -             (16)           -          (16)
    Asset sales and securitization                         64           (8)           56              76          (52)          24
    Gain on sale of branches                                -            -             -               -           73           73
    Other income                                          841            9           850           1,725            8        1,733
-----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                      1,629            1         1,630           3,175           29        3,204
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest expense
  Restructuring charges                                     -          (69)          (69)              -          (67)         (67)
  Other noninterest expense                             2,169           97         2,266           4,307          166        4,473
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                       2,169           28         2,197           4,307           99        4,406
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (benefits)                     948          (27)          921           1,839          (70)       1,769
Income taxes (benefits)                                   299          (11)          288             580          (28)         552
-----------------------------------------------------------------------------------------------------------------------------------
        Net income                               $        649          (16)          633           1,259          (42)       1,217
===================================================================================================================================
Diluted earnings per share                       $       0.66        (0.02)         0.64            1.28        (0.05)        1.23
===================================================================================================================================


PAGE 10
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING EARNINGS (a)
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                       2001                                   2000
                                                                ----------------------------  -------------------------------------

                                                                       Second         First       Fourth        Third       Second
(In millions, except per share data)                                  Quarter       Quarter      Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                    $         2,420         2,526        2,701        2,768        2,929
Interest and dividends on securities                                      881           925          939          975        1,023
Trading account interest                                                  198           204          199          212          218
Other interest income                                                     321           370          425          510          322
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                           3,820         4,025        4,264        4,465        4,492
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                    1,192         1,253        1,367        1,422        1,285
Interest on short-term borrowings                                         454           493          538          609          750
Interest on long-term debt                                                463           577          627          600          552
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                          2,109         2,323        2,532        2,631        2,587
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     1,711         1,702        1,732        1,834        1,905
Provision for loan losses                                                 223           219          192          142          228
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     1,488         1,483        1,540        1,692        1,677
-----------------------------------------------------------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                                  486           468          481          508          491
Commissions                                                               389           375          383          365          375
Fiduciary and asset management fees                                       384           381          387          384          374
Advisory, underwriting and other investment banking fees                  238           198          187          148          182
Principal investing                                                       (58)          (43)         (43)          34          205
Other income                                                              190           167          187          206          119
-----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                      1,629         1,546        1,582        1,645        1,746
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                          1,363         1,329        1,243        1,381        1,396
Occupancy                                                                 155           163          150          157          155
Equipment                                                                 198           205          221          213          210
Advertising                                                                11             9           16           14           31
Communications and supplies                                               111           110          123          117          122
Professional and consulting fees                                           69            73           97           87           82
Goodwill and other intangible amortization                                 77            78           80           79          100
Sundry expense                                                            185           171          202          280          270
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                       2,169         2,138        2,132        2,328        2,366
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                948           891          990        1,009        1,057
Income taxes                                                              299           281          309          307          343
-----------------------------------------------------------------------------------------------------------------------------------
        Net operating earnings                                $           649           610          681          702          714
===================================================================================================================================
Diluted earnings per share                                    $          0.66          0.62         0.69         0.71         0.73
===================================================================================================================================
(a) Operating earnings exclude restructuring, merger-related and other changes and gains and cumulative effect of a change in accounting principle.

PAGE 11
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING EARNINGS (a)
(Unaudited)
--------------------------------------------------------------------------------

                                                              Six Months Ended
                                                                  June 30,
                                                             -------------------

(In millions, except per share data)                           2001         2000
--------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                 $  4,946        5,777
Interest and dividends on securities                          1,806        1,989
Trading account interest                                        402          409
Other interest income                                           691          630
--------------------------------------------------------------------------------
        Total interest income                                 7,845        8,805
--------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                          2,445        2,480
Interest on short-term borrowings                               947        1,389
Interest on long-term debt                                    1,040        1,065
--------------------------------------------------------------------------------
        Total interest expense                                4,432        4,934
--------------------------------------------------------------------------------
Net interest income                                           3,413        3,871
Provision for loan losses                                       442          420
--------------------------------------------------------------------------------
Net interest income after provision for loan losses           2,971        3,451
--------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                        954          977
Commissions                                                     764          843
Fiduciary and asset management fees                             765          740
Advisory, underwriting and other investment banking fees        436          391
Principal investing                                            (101)         404
Other income                                                    357          233
--------------------------------------------------------------------------------
        Total fee and other income                            3,175        3,588
--------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                2,692        2,825
Occupancy                                                       318          312
Equipment                                                       403          424
Advertising                                                      20           61
Communications and supplies                                     221          247
Professional and consulting fees                                142          153
Goodwill and other intangible amortization                      155          202
Sundry expense                                                  356          529
--------------------------------------------------------------------------------
        Total noninterest expense                             4,307        4,753
--------------------------------------------------------------------------------
Income before income taxes                                    1,839        2,286
Income taxes                                                    580          734
--------------------------------------------------------------------------------
        Net operating earnings                             $  1,259        1,552
================================================================================
Diluted earnings per share                                 $   1.28         1.58
================================================================================
(a) Operating earnings exclude restructuring, merger-related and other changes and gains.

PAGE 12
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                       2001                                   2000
                                                                ----------------------------  -------------------------------------

                                                                       Second         First       Fourth        Third       Second
(In millions, except per share data)                                  Quarter       Quarter      Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                    $         2,420         2,526        2,701        2,768        2,929
Interest and dividends on securities                                      881           925          939          975        1,023
Trading account interest                                                  198           204          199          212          218
Other interest income                                                     321           370          425          510          322
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                           3,820         4,025        4,264        4,465        4,492
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                    1,192         1,253        1,367        1,422        1,285
Interest on short-term borrowings                                         454           493          538          609          750
Interest on long-term debt                                                463           577          627          600          552
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                          2,109         2,323        2,532        2,631        2,587
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     1,711         1,702        1,732        1,834        1,905
Provision for loan losses                                                 223           219          192          322        1,030
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     1,488         1,483        1,540        1,512          875
-----------------------------------------------------------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                                  486           468          481          506          447
Commissions                                                               389           375          383          365          375
Fiduciary and asset management fees                                       384           381          387          384          374
Advisory, underwriting and other investment banking fees                  238           198          182          145          182
Principal investing                                                       (58)          (43)         (43)          34          205
Other income                                                              191           195          363          749         (649)
-----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                      1,630         1,574        1,753        2,183          934
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                          1,400         1,373        1,407        1,427        1,396
Occupancy                                                                 180           164          150          160          155
Equipment                                                                 207           211          233          213          210
Advertising                                                                16            14           35           18           31
Communications and supplies                                               111           110          130          125          123
Professional and consulting fees                                           84            83          104           91           82
Goodwill and other intangible amortization                                 77            78           80           79          100
Restructuring and merger-related charges                                  (69)            2           33           52        2,110
Sundry expense                                                            191           174          205          283          296
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                       2,197         2,209        2,377        2,448        4,503
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes (benefits) and
  cumulative effect of a change in accounting principle                   921           848          916        1,247       (2,694)
Income taxes (benefits)                                                   288           264          271          395         (495)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change
  in accounting principle                                                 633           584          645          852       (2,199)
Cumulative effect of a change in the
  accounting for beneficial interests, net of tax                           -             -          (46)           -            -
-----------------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                     $           633           584          599          852       (2,199)
===================================================================================================================================
PER SHARE DATA
Basic
  Income (loss) before change in accounting principle         $          0.65          0.60         0.66         0.87        (2.27)
  Net income (loss)                                                      0.65          0.60         0.61         0.87        (2.27)
Diluted
  Income (loss) before change in accounting principle                    0.64          0.59         0.65         0.86        (2.27)
  Net income (loss)                                                      0.64          0.59         0.60         0.86        (2.27)
Cash Dividends                                                $          0.24          0.24         0.48         0.48         0.48
AVERAGE SHARES (In thousands)
Basic                                                                 969,333       967,671      969,097      971,453      969,707
Diluted                                                               978,185       975,847      990,445      986,763      981,940
===================================================================================================================================

PAGE 13
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)
--------------------------------------------------------------------------------

                                                             Six Months Ended
                                                                 June 30,
                                                          ----------------------

(In millions, except per share data)                          2001         2000
--------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                               $   4,946        5,777
Interest and dividends on securities                         1,806        1,989
Trading account interest                                       402          409
Other interest income                                          691          630
--------------------------------------------------------------------------------
        Total interest income                                7,845        8,805
--------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                         2,445        2,480
Interest on short-term borrowings                              947        1,389
Interest on long-term debt                                   1,040        1,065
--------------------------------------------------------------------------------
        Total interest expense                               4,432        4,934
--------------------------------------------------------------------------------
Net interest income                                          3,413        3,871
Provision for loan losses                                      442        1,222
--------------------------------------------------------------------------------
Net interest income after provision for loan losses          2,971        2,649
--------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                       954          933
Commissions                                                    764          843
Fiduciary and asset management fees                            765          740
Advisory, underwriting and other investment banking fees       436          391
Principal investing                                           (101)         404
Other income                                                   386         (535)
--------------------------------------------------------------------------------
        Total fee and other income                           3,204        2,776
--------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                               2,773        2,825
Occupancy                                                      344          312
Equipment                                                      418          424
Advertising                                                     30           61
Communications and supplies                                    221          248
Professional and consulting fees                               167          153
Goodwill and other intangible amortization                     155          202
Restructuring and merger-related charges                       (67)       2,105
Sundry expense                                                 365          555
--------------------------------------------------------------------------------
        Total noninterest expense                            4,406        6,885
--------------------------------------------------------------------------------
Income (loss) before income taxes (benefits)                 1,769       (1,460)
Income taxes (benefits)                                        552         (101)
--------------------------------------------------------------------------------
        Net income (loss)                                $   1,217       (1,359)
================================================================================
PER SHARE DATA
Basic earnings                                           $    1.24        (1.41)
Diluted earnings                                              1.23        (1.41)
Cash dividends                                           $    0.48         0.96
AVERAGE SHARES (In thousands)
Basic                                                      968,502      970,940
Diluted                                                    976,978      983,147
================================================================================

PAGE 14
FIRST UNION CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        2001                                   2000
                                                                 ----------------------------  -------------------------------------

                                                                        Second         First       Fourth        Third       Second
(In millions, except per share data)                                   Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                        $         8,665         7,857        9,906        7,063        8,028
Interest-bearing bank balances                                           1,666         2,971        3,239        4,585        1,913
Federal funds sold and securities purchased under
  resale agreements (carrying amount of collateral
  $2,255 at June 30,2001, $819 repledged)                                9,161        11,866       11,240        5,395        9,054
------------------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                                 19,492        22,694       24,385       17,043       18,995
------------------------------------------------------------------------------------------------------------------------------------
Trading account assets                                                  23,181        20,431       21,630       17,417       18,237
Securities (carrying amount of collateral $21,674 at
  June 30,2001)                                                         48,055        51,528       49,246       52,065       55,203
Loans, net of unearned income                                          122,492       122,853      123,760      123,419      128,359
  Allowance for loan losses                                             (1,760)       (1,759)      (1,722)      (1,720)      (1,706)
------------------------------------------------------------------------------------------------------------------------------------
        Loans, net                                                     120,732       121,094      122,038      121,699      126,653
------------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                                   4,852         4,968        5,024        5,090        5,211
Due from customers on acceptances                                          856           894          874          968          839
Goodwill and other intangible assets                                     3,625         3,690        3,664        3,756        3,736
Other assets                                                            25,148        27,650       27,309       28,602       29,120
------------------------------------------------------------------------------------------------------------------------------------
        Total assets                                           $       245,941       252,949      254,170      246,640      257,994
====================================================================================================================================
IABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                          29,633        28,582       30,315       28,501       30,229
  Interest-bearing deposits                                            108,934       112,213      112,353      110,369      114,635
------------------------------------------------------------------------------------------------------------------------------------
        Total deposits                                                 138,567       140,795      142,668      138,870      144,864
Short-term borrowings                                                   34,754        39,719       39,446       39,388       50,883
Bank acceptances outstanding                                               859           902          880          976          847
Trading account liabilities                                              7,907         8,130        7,475        5,138        4,541
Other liabilities                                                       11,650        11,230       12,545       11,215        9,768
Long-term debt                                                          36,060        36,092       35,809       36,258       33,140
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                              229,797       236,868      238,823      231,845      244,043
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                              -             -            -            -            -
Common stock, $3.33-1/3 par value;
  authorized 2 billion shares                                            3,264         3,271        3,267        3,287        3,288
Paid-in capital                                                          6,345         6,307        6,272        6,211        6,066
Retained earnings                                                        6,627         6,281        6,021        6,135        5,783
Accumulated other comprehensive income, net                                (92)          222         (213)        (838)      (1,186)
------------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                      16,144        16,081       15,347       14,795       13,951
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity             $       245,941       252,949      254,170      246,640      257,994
====================================================================================================================================

PAGE 15
FIRST UNION CORPORATION
NET INTEREST INCOME SUMMARIES
(Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

                                                                       SECOND QUARTER 2001                    FIRST QUARTER 2001
                                                        -------------------------------------------------------------------------
                                                                                   Average                               Average
                                                                      Interest       Rates                   Interest      Rates
                                                            Average    Income/     Earned/         Average    Income/    Earned/
(In millions)                                              Balances    Expense        Paid        Balances    Expense       Paid
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-bearing bank balances                         $      2,529         29        4.57 %  $      1,826         25       5.69 %
Federal funds sold and securities
  purchased under resale agreements                           8,923         99        4.41           7,036         95       5.49
Trading account assets                                       13,965        202        5.78          13,315        206       6.24
Securities                                                   49,931        899        7.21          50,417        945       7.50
Loans
  Commercial
    Commercial, financial and agricultural                   53,160      1,098        8.29          53,416      1,130       8.56
    Real estate - construction and other                      3,193         52        6.56           3,231         62       7.76
    Real estate - mortgage                                    8,525        149        7.01           9,195        180       7.95
    Lease financing                                           6,075        157       10.29           6,084        161      10.62
    Foreign                                                   5,425         83        6.12           5,344         92       7.01
-------------------------------------------------------------------------------                 ----------------------
        Total commercial                                     76,378      1,539        8.08          77,270      1,625       8.51
-------------------------------------------------------------------------------                 ----------------------
  Consumer
    Real estate - mortgage                                   17,435        318        7.29          17,610        331       7.52
    Installment loans and vehicle leasing                    25,399        572        9.02          24,970        580       9.41

-------------------------------------------------------------------------------                 ----------------------
        Total consumer                                       42,834        890        8.32          42,580        911       8.63
-------------------------------------------------------------------------------                 ----------------------
        Total loans                                         119,212      2,429        8.17         119,850      2,536       8.55
-------------------------------------------------------------------------------                 ----------------------
Other earning assets                                         10,113        193        7.68          11,276        250       8.96
-------------------------------------------------------------------------------                 ----------------------
        Total earning assets                                204,673      3,851        7.54         203,720      4,057       8.03
                                                                     ======================                  ====================
Cash and due from banks                                       7,568                                  7,749
Other assets                                                 35,013                                 34,000
--------------------------------------------------------------------                            -----------
        Total assets                                   $    247,254                           $    245,469
====================================================================                            ===========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing deposits
    Savings and NOW accounts                                 39,640        267        2.70          38,756        264       2.76
    Money market accounts                                    18,746        225        4.81          17,941        200       4.52
    Other consumer time                                      33,268        477        5.76          34,452        506       5.96
    Foreign                                                   6,357         73        4.62           6,851         94       5.59
    Other time                                               11,587        150        5.20          12,239        189       6.27
-------------------------------------------------------------------------------                 ----------------------
        Total interest-bearing deposits                     109,598      1,192        4.36         110,239      1,253       4.61
  Federal funds purchased and securities
    sold under repurchase agreements                         27,128        356        5.27          25,005        378       6.13
  Commercial paper                                            2,435         25        4.08           2,540         33       5.32
  Other short-term borrowings                                 9,809         73        2.98           9,580         82       3.46
  Long-term debt                                             36,254        463        5.11          36,631        577       6.30
-------------------------------------------------------------------------------                 ----------------------
        Total interest-bearing liabilities                  185,224      2,109        4.57         183,995      2,323       5.10
                                                                     ======================                  ====================
  Noninterest-bearing deposits                               27,381                                 27,043
  Other liabilities                                          18,623                                 18,585
  Stockholders' equity                                       16,026                                 15,846
--------------------------------------------------------------------                            -----------
         Total liabilities and stockholders' equity    $    247,254                           $    245,469
====================================================================                            ===========
Interest income and rate earned                                     $    3,851        7.54 %               $    4,057       8.03 %
Interest expense and equivalent rate paid                                2,109        4.13                      2,323       4.61
-------------------------------------------------------------------------------------------                ----------------------
Net interest income and margin (a)                                  $    1,742        3.41 %               $    1,734       3.42 %
===========================================================================================                ======================
(a) The net margin includes (in basis points): 13, 14, 15, 22, and 27  for the quarters ended June 30, 2001, March 31, 2001,
December 31, 2000, September 30, 2000, and June 30, 2000, respectively, related to net interest income from hedge-related derivative transactions.

PAGE 16
FIRST UNION CORPORATION
NET INTEREST INCOME SUMMARIES
(Unaudited)
---------------------------------------------------------------------------------------------------------------------------

                   FOURTH QUARTER 2000                        THIRD QUARTER 2000                       SECOND QUARTER 2000
   ------------------------------------------------------------------------------------------------------------------------
                               Average                                   Average                                   Average
                  Interest       Rates                      Interest       Rates                      Interest       Rates
       Average     Income/     Earned/           Average     Income/     Earned/          Average      Income/     Earned/
      Balances     Expense        Paid          Balances     Expense        Paid         Balances      Expense        Paid
   ------------------------------------------------------------------------------------------------------------------------

$        1,266          14        4.34 %   $       1,465          20        5.28 %   $        977           13        5.52 %

         5,994          89        5.86             6,367          97        6.11            9,318          132        5.72
        11,569         201        6.95            12,204         214        6.99           12,950          220        6.83
        50,554         952        7.54            52,780         988        7.48           56,027        1,035        7.40


        53,554       1,233        9.17            53,226       1,250        9.34           54,486        1,251        9.22
         3,011          65        8.69             2,676          59        8.65            2,458           52        8.49
         9,130         198        8.63             9,294         203        8.70            9,302          195        8.44
         5,272         150       11.37             5,168         148       11.45            5,123          153       11.90
         5,286          97        7.29             5,016          91        7.17            4,582           80        7.08
   ------------------------                  ------------------------                  ------------------------
        76,253       1,743        9.11            75,380       1,751        9.24           75,951        1,731        9.15
   ------------------------                  ------------------------                  ------------------------

        18,805         362        7.70            23,163         432        7.47           25,760          469        7.28
        25,035         606        9.63            24,932         596        9.51           30,903          740        9.61
   ------------------------                  ------------------------                  ------------------------
        43,840         968        8.80            48,095       1,028        8.53           56,663        1,209        8.55
   ------------------------                  ------------------------                  ------------------------
       120,093       2,711        8.99           123,475       2,779        8.96          132,614        2,940        8.90
   ------------------------                  ------------------------                  ------------------------
        13,130         322        9.76            14,798         393       10.63            8,175          177        8.66
   ------------------------                  ------------------------                  ------------------------
       202,606       4,289        8.44           211,089       4,491        8.48          220,061        4,517        8.24
                 ======================                    ======================                   =======================
         7,653                                     7,446                                    7,830
        29,116                                    28,283                                   27,692
   ------------                              ------------                              -----------
$      239,375                             $     246,818                             $    255,583
   ============                              ============                              ===========



        37,640         301        3.17            37,680         296        3.13           38,940          283        2.92
        17,008         202        4.74            15,629         175        4.46           14,959          154        4.13
        36,421         541        5.91            36,328         524        5.74           35,386          478        5.43
         7,483         110        5.85             9,721         151        6.18            8,795          130        5.92
        11,902         213        7.13            15,317         276        7.16           14,153          240        6.82
   ------------------------                  ------------------------                  ------------------------
       110,454       1,367        4.92           114,675       1,422        4.93          112,233        1,285        4.60

        23,686         400        6.72            28,363         459        6.43           36,762          552        6.04
         2,639          42        6.19             2,588          40        6.25            3,308           49        6.03
         9,345          96        4.09             9,257         110        4.74           11,096          149        5.37
        35,708         627        7.03            35,263         600        6.80           33,555          552        6.58
   ------------------------                  ------------------------                  ------------------------
       181,832       2,532        5.55           190,146       2,631        5.51          196,954        2,587        5.28
                 ======================                    ======================                   =======================
        27,875                                    28,437                                   28,971
        14,915                                    13,999                                   13,044
        14,753                                    14,236                                   16,614
   ------------                              ------------                              -----------
$      239,375                             $     246,818                             $    255,583
   ============                              ============                              ===========
               $     4,289        8.44 %                 $     4,491        8.48 %                $      4,517        8.24 %
                     2,532        4.98                         2,631        4.96                         2,587        4.73
                 ----------------------                    ----------------------                   -----------------------
               $     1,757        3.46 %                 $     1,860        3.52 %                $      1,930        3.51 %
                 ======================                    ======================                   =======================

PAGE 17
FIRST UNION CORPORATION
NET INTEREST INCOME SUMMARIES
(Unaudited)
----------------------------------------------------------------------------------------------------------------------------------

                                                                    SIX MONTHS ENDED 2001                   SIX MONTHS ENDED 2000
                                                       ---------------------------------------------------------------------------
                                                                                  Average                                 Average
                                                                     Interest       Rates                      Interest     Rates
                                                           Average    Income/     Earned/          Average      Income/   Earned/
(In millions)                                             Balances    Expense        Paid         Balances      Expense      Paid
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-bearing bank balances                       $       2,179         54        5.04 %   $        822           20      5.07 %
Federal funds sold and securities
  purchased under resale agreements                          7,985        194        4.89            9,436          261      5.56
Trading account assets                                      13,642        408        6.00           12,138          413      6.84
Securities                                                  50,173      1,844        7.35           55,208        2,013      7.29
Loans
  Commercial
    Commercial, financial and agricultural                  53,286      2,228        8.43           53,647        2,425      9.09
    Real estate - construction and other                     3,212        114        7.16            2,432          100      8.29
    Real estate - mortgage                                   8,858        329        7.50            9,141          378      8.32
    Lease financing                                          6,080        318       10.46            5,168          313     12.10
    Foreign                                                  5,385        175        6.56            4,557          154      6.82
------------------------------------------------------------------------------                  ------------------------
        Total commercial                                    76,821      3,164        8.30           74,945        3,370      9.04
------------------------------------------------------------------------------                  ------------------------
  Consumer
    Real estate - mortgage                                  17,522        649        7.41           26,655          968      7.26
    Installment loans and vehicle leasing                   25,186      1,152        9.22           30,448        1,459      9.62
------------------------------------------------------------------------------                  ------------------------
        Total consumer                                      42,708      1,801        8.47           57,103        2,427      8.52
------------------------------------------------------------------------------                  ------------------------
        Total loans                                        119,529      4,965        8.36          132,048        5,797      8.81
------------------------------------------------------------------------------                  ------------------------
Other earning assets                                        10,691        443        8.35            8,256          349      8.47
------------------------------------------------------------------------------                  ------------------------
        Total earning assets                               204,199      7,908        7.78          217,908        8,853      8.15
                                                                     =====================                   =====================
Cash and due from banks                                      7,658                                   7,954
Other assets                                                34,510                                  26,074
-------------------------------------------------------------------                             -----------
        Total assets                                 $     246,367                            $    251,936
===================================================================                             ===========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing deposits
    Savings and NOW accounts                                39,200        531        2.73           39,385          572      2.92
    Money market accounts                                   18,346        425        4.67           15,262          305      4.01
    Other consumer time                                     33,857        983        5.86           34,688          901      5.22
    Foreign                                                  6,603        167        5.12            8,960          253      5.68
    Other time                                              11,911        339        5.75           13,688          449      6.60
------------------------------------------------------------------------------                  ------------------------
        Total interest-bearing deposits                    109,917      2,445        4.49          111,983        2,480      4.45
  Federal funds purchased and securities
    sold under repurchase agreements                        26,072        734        5.68           36,024        1,034      5.77
  Commercial paper                                           2,487         58        4.71            3,152           91      5.81
  Other short-term borrowings                                9,695        155        3.21           10,098          264      5.24
  Long-term debt                                            36,442      1,040        5.71           33,060        1,065      6.44
------------------------------------------------------------------------------                  ------------------------
        Total interest-bearing liabilities                 184,613      4,432        4.83          194,317        4,934      5.10
                                                                     =====================                   =====================
  Noninterest-bearing deposits                              27,213                                  28,829
  Other liabilities                                         18,604                                  12,191
  Stockholders' equity                                      15,937                                  16,599
-------------------------------------------------------------------                             -----------
         Total liabilities and stockholders' equity  $     246,367                            $    251,936
===================================================================                             ===========
Interest income and rate earned                                    $    7,908        7.78 %                $      8,853      8.15 %
Interest expense and equivalent rate paid                               4,432        4.36                         4,934      4.55

------------------------------------------------------------------------------------------                   ---------------------
Net interest income and margin (a)                                 $    3,476        3.42 %                $      3,919      3.60 %
==========================================================================================                   =====================
(a) The net interest margin includes (in basis points): 14 and 27 for the six months ended June 30, 2001, and June 30, 2000, respectively, related to net  interest income from hedge-related derivative transactions.

THE FOLLOWING ARE SUPPLEMENTAL MATERIALS RELATING TO FIRST UNION'S SECOND QUARTER RESULTS RELEASED BY FIRST UNION


                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------
[FIRST UNION LOGO APPEARS HERE]

                               SECOND QUARTER 2001


                          SUPPLEMENTAL EARNINGS PACKAGE
      (ALL COMPARISONS ARE WITH FIRST QUARTER 2001 UNLESS OTHERWISE NOTED)


                                TABLE OF CONTENTS

   Highlights of the Quarter.........................................2

   Performance Review................................................3

   Earnings Summary..................................................4

   Net Interest Income...............................................4

   Fee and Other Income..............................................6

   Noninterest Expense...............................................7

   Asset Quality.....................................................8

   Loans Held For Sale..............................................10

   Business Segment Results.........................................12

   Key Definitions..................................................13

   General Bank.....................................................14

   Capital Management...............................................19

   Corporate and Investment Banking.................................23

   Parent...........................................................28



ALL INFORMATION EXCLUDES RESTRUCTURING AND OTHER CHARGES/GAINS AND IS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE EXCEPT WHERE SPECIFICALLY NOTED.
--------------------------------------------------------------------------------

                                                 [FIRST UNION LOGO APPEARS HERE]
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HIGHLIGHTS OF THE QUARTER
-------------------------

Earnings

o Operating EPS of $0.66 per share ($0.73 on a cash operating basis), up 6% from $0.62 in 1Q01. Operating earnings of $649 million, up 6% from $610 million in 1Q01.

o Reported net income for 2Q01 was $633 million, or $0.64 per share. This included a net charge of $0.02 in restructuring and other charges/gains primarily related to the June 2000 strategic repositioning. Reported net income in 1Q01 was $0.59 per share, which included a net charge of $0.03 in restructuring and other charges/gains.

o Revenue growth was 3%, while expenses remained relatively flat. Revenue growth exceeded expense growth, producing operating leverage of $60 million for the quarter.

o Average diluted shares increased 2.3 million, primarily due to the vesting of stock awards issued in previous years. We repurchased 2.1 million shares in the open market during the quarter. Shares subject to forward contracts increased by 5.9 million shares (no effect on outstanding shares).

Core Businesses

o General Bank revenues up 6% vs. 1Q01; up 4% excluding strong mortgage banking results. General Bank deposits and loans continued to show solid growth while investment sales were also up, driven by record bank annuity sales of $717 million. Service charges and fees grew 7%.

o Capital Management revenues increased despite continued weak market conditions, due to strong annuity sales, higher broker client assets, and record mutual fund assets.

o Corporate and Investment Banking revenues up 7% on strength in agency businesses. Compared to 2Q00, revenues are up 21% excluding principal investing while expenses have declined. Seeing increased market share in key investment banking businesses.

Capital

o      Continued focus on strengthening capital ratios:

       o Tier 1 capital ratio improved to 7.40% from 7.18%, the fourth straight quarterly increase.

       o Total capital ratio improved to 11.48% from 11.33%; leverage ratio improved to 6.01% from 5.88%.

Credit

o Credit quality remained relatively stable and we continue to proactively manage the portfolio.

       o Net charge-offs were 0.52% vs. 0.53% in 1Q01. Provided $30 million in excess of net charge-offs and provisions for loans sold or transferred to assets held for sale.

       o Total nonperforming assets declined 6%. Allowance as a percentage of loans and nonperforming assets increased modestly from 1Q01.

June 2000 Strategic Repositioning

o       Completed on schedule and on budget.

2001 Outlook

o Revised charge-off guidance for full year 2001 from 60-80 bps to 55-65 bps.

o       Core earnings of 66 cents provides foundation for continued growth.

o Continued to build capital ratios; settle $500 million in equity forwards during 4Q01.

o Continue to proactively manage the portfolio with goal to hold NPAs relatively flat while maintaining current allowance coverage ratios.
--------------------------------------------------------------------------------
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
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PERFORMANCE REVIEW
------------------

Before Restructuring and Other Charges/Gains

----------------------------------------------------------------------------------------------------------------------------------
Operating Basis Performance Highlights                                  2001                                 2000      2 Q 01
                                                        ---------------------    ---------------------------------
                                                          Second       First       Fourth     Third        Second         vs
(In millions, except per share data)                     Quarter     Quarter      Quarter   Quarter       Quarter      1 Q 01
----------------------------------------------------------------------------------------------------------------------------------
Operating earnings (a)
Net income                                             $     649         610          681       702           714           6  %
Diluted earnings per share                             $    0.66        0.62         0.69      0.71          0.73           6
Return on average assets                                    1.05  %     1.01         1.12      1.12          1.13           -
Return on average stockholders' equity                     16.19       15.64        15.36     15.76         17.74           -
Overhead efficiency ratio                                  64.34  %    65.18        63.85     66.42         64.36           -
Operating leverage                                     $      60         (65)          30      (133)         (134)          -  %
----------------------------------------------------------------------------------------------------------------------------------
Cash operating earnings
Net income                                             $     723         684          753       778           807           6  %
Diluted earnings per share                             $    0.73        0.69         0.76      0.79          0.82           6
Return on average tangible assets                           1.19  %     1.15         1.26      1.26          1.30           -
Return on average tangible stockholders' equity            23.35       22.91        21.55     22.15         30.18           -
Overhead efficiency ratio                                  62.06  %    62.80        61.46     64.17         61.64           -
Operating leverage                                     $      59         (67)          31      (154)         (136)          -  %
----------------------------------------------------------------------------------------------------------------------------------
Other financial data
Net interest margin                                         3.41  %     3.42         3.46      3.52          3.51           -
Fee and other income as % of total revenue                 48.32       47.13        47.38     46.93         47.50           -
Effective income tax rate                                  31.54  %    31.54        31.21     30.43         32.45           -
Period-end common stock price                          $   34.94       33.00        27.81     32.19         25.00           6  %
----------------------------------------------------------------------------------------------------------------------------------
Asset quality
Net charge-offs as % of average loans, net                  0.52  %     0.53         0.64      0.46          0.69           -
Nonperforming assets to loans, net,
  foreclosed properties and assets held for sale            1.23  %     1.30         1.22      0.98          0.87           -
----------------------------------------------------------------------------------------------------------------------------------
Capital adequacy
Tier 1 capital ratio (b)                                    7.40  %     7.18         7.02      7.00          6.65           -
Total capital ratio (b)                                    11.48       11.33        11.19     11.32         10.57           -
Leverage ratio (b)                                          6.01  %     5.88         5.92      5.73          5.34           -
----------------------------------------------------------------------------------------------------------------------------------
Other
Average diluted shares (In thousands)                    978,185     975,847      990,445   986,763       981,940           -  %
Actual shares (In thousands)                             979,205     981,268      979,963   986,004       986,394           -
Dividends paid per common share                        $    0.24        0.24         0.48      0.48          0.48           -
Dividend payout ratio                                      36.36  %    38.71        69.57     67.42         65.75           -
Book value per share                                   $   16.49       16.39        15.66     15.00         14.14           1
FTE employees                                             67,420      69,362       70,639    70,533        72,890          (3) %
----------------------------------------------------------------------------------------------------------------------------------
(a) Operating earnings are reported net income excluding after-tax net restructuring, merger-related and other changes and gains.
(b) The second quarter of 2001 is based on estimates.
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                          Page 3

                                                                 [First Union
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--------------------------------------------------------------------------------
EARNINGS SUMMARY
----------------

Before Restructuring and Other Charges/Gains

----------------------------------------------------------------------------------    ----------------------------------------------
Operating Earnings Summary                                                   2001                               2000      2 Q 01
                                                            ----------------------    -------------------------------
                                                               Second       First       Fourth       Third    Second     vs
(In millions, except per share data)                          Quarter     Quarter      Quarter     Quarter   Quarter      1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Net interest income (Tax-equivalent)                      $     1,742       1,734        1,757       1,860     1,930           -   %
Fee and other income                                            1,629       1,546        1,582       1,645     1,746           5
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue (Tax-equivalent)                                3,371       3,280        3,339       3,505     3,676           3
Provision for loan losses                                         223         219          192         142       228           2
Noninterest expense                                             2,169       2,138        2,132       2,328     2,366           1
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (Tax-equivalent)                       979         923        1,015       1,035     1,082           6
Income taxes                                                      299         281          309         307       343           6
Tax-equivalent adjustment                                          31          32           25          26        25          (3)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                $       649         610          681         702       714           6   %
Net income (Cash basis)                                   $       723         684          753         778       807           6   %
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                $      0.66        0.62         0.69        0.71      0.73           6   %
Diluted earnings per share (Cash basis)                   $      0.73        0.69         0.76        0.79      0.82           6   %
Return on average stockholders' equity                          16.19  %    15.64        15.36       15.76     17.74           -
Return on average tangible
  stockholders' equity (Cash basis)                             23.35  %    22.91        21.55       22.15     30.18           -
------------------------------------------------------------------------------------------------------------------------------------


NET INTEREST INCOME
-------------------

-----------------------------------------------------------------------------------------------------------------------------------
Interest Income Summary                                               2001                                  2000       2 Q 01
                                                   ------------------------    ----------------------------------
                                                     Second          First       Fourth       Third       Second         vs
(In millions)                                       Quarter        Quarter      Quarter     Quarter      Quarter       1 Q 01
-----------------------------------------------------------------------------------------------------------------------------------
Average earning assets                           $  204,673        203,720      202,606     211,089      220,061            -   %
Average interest-bearing liabilities                185,224        183,995      181,832     190,146      196,954            1
-----------------------------------------------------------------------------------------------------------------------------------
Interest income (Tax-equivalent)                      3,851          4,057        4,289       4,491        4,517           (5)
Interest expense                                      2,109          2,323        2,532       2,631        2,587           (9)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income (Tax-equivalent)             $    1,742          1,734        1,757       1,860        1,930            -   %
-----------------------------------------------------------------------------------------------------------------------------------
Rate earned                                            7.54    %      8.03         8.44        8.48         8.24            -
Equivalent rate paid                                   4.13           4.61         4.98        4.96         4.73            -
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                    3.41    %      3.42         3.46        3.52         3.51            -
-----------------------------------------------------------------------------------------------------------------------------------

Key Points
o Margin remained relatively flat despite the declining rate environment as higher spreads were offset by the 1Q01 securitization and sale of The Money Store loans and growth in the equity derivatives business


Net Interest Income increased modestly, the result of the benefit associated with lower interest rates, as liabilities generally repriced faster than assets. This benefit was largely offset by the impact of the securitization and sale of TMS loans in 1Q01 and growth in low-yielding assets related to our equity derivatives business.
      Net interest margin decreased 1 bps to 3.41%. Higher spreads related to the rate environment were offset by reduced margin related to the TMS securitization and sale and by growth in equity derivative assets. Excess liquidity (sold as fed funds) also reduced the margin modestly. Derivatives hedging asset and liability positions contributed 13 bps to the margin, down from 14 bps in 1Q01.
--------------------------------------------------------------------------------
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

                                                                 [First Union
                                                              logo appears here]
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

------------------------------------------------------------------------------------------------------------------------------------
Average Balance Sheet Data                                 2001                                            2000       2 Q 01
                                 -------------------------------    --------------------------------------------
                                           Second         First         Fourth        Third              Second         vs
(In millions)                             Quarter       Quarter        Quarter      Quarter             Quarter       1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Commercial loans                         $ 76,378        77,270         76,253       75,380              75,951           (1)%
Consumer loans                             42,834        42,580         43,840       48,095              56,663            1
------------------------------------------------------------------------------------------------------------------------------------
  Total loans                            $119,212       119,850        120,093      123,475             132,614           (1)%
------------------------------------------------------------------------------------------------------------------------------------
Core interest-bearing deposits           $ 91,654        91,149         91,069       89,637              89,285            1 %
Noninterest-bearing deposits               27,381        27,043         27,875       28,437              28,971            1
------------------------------------------------------------------------------------------------------------------------------------
  Total core deposits                     119,035       118,192        118,944      118,074             118,256            1
Foreign and other time deposits            17,944        19,090         19,385       25,038              22,948           (6)
------------------------------------------------------------------------------------------------------------------------------------
  Total  deposits                       $136,979       137,282        138,329      143,112             141,204            - %
------------------------------------------------------------------------------------------------------------------------------------


Key Points
o Solid consumer loan growth of 2% and small business up 5%, excluding divestitures and securitizations
o Core deposits up 1%, despite an average impact of $434 million from divestitures; low cast core deposits up $2.6 billion excluding divestitures
o Reduced purchased deposits due to core deposit growth and lower cost alternatives

Average earning assets increased 0.5%.

      Average loans declined 0.5%. Average commercial loans were down 1%, and were modestly affected lower commercial real estate balances and by the transfer of loans to held for sale in 1Q01.

      Average consumer loans increased 1%, and increased 2% excluding the impact of $264 million sold or transferred to assets held for sale in 2Q01 and 1Q01 and $400 million in planned runoff of the indirect auto lending and leasing portfolio. Home equity and other consumer direct lending accounted for the normalized increase.

      Securities and trading assets were flat. Trading account assets increased 5%, the result of continued growth in the equity derivatives business. Securities declined 1%. Other earning assets increased 7% due to an increase in fed funds sold, reverse repos, and interest-bearing balances.

Average interest-bearing liabilities increased 0.5%.

      Average core deposits increased 1%, despite a divestiture impact on the average of $434 million in 1Q01. Both interest-bearing and noninterest-bearing core deposits increased. Low cost core deposits, which exclude CDs and CAP FDIC balances, increased $2.6 billion or 4% excluding divestitures, due to continued sales and retention efforts. Time deposits declined due to the less-attractive rate environment. Other deposits decreased 6%, as both foreign and other time deposits were reduced due to a shift to lower cost wholesale funding sources. Thus, total deposits were flat.

      Liquidity improved as growth in cash and cash equivalents of $2.6 million outpaced growth of $2.4 billion in short-term borrowings, despite a decline of $1.1 billion in other deposits. Long-term debt declined 1%.
--------------------------------------------------------------------------------

                                                                 [First Union
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--------------------------------------------------------------------------------
FEE AND OTHER INCOME
--------------------

--------------------------------------------------------------------------------------------------------------------------------
Fee and Other Income                                             2001                                     2000         2 Q 01
                                                ----------------------     ------------------------------------
                                                  Second        First         Fourth       Third        Second           vs
(In millions)                                    Quarter      Quarter        Quarter     Quarter       Quarter         1 Q 01
--------------------------------------------------------------------------------------------------------------------------------
Service charges and fees                     $       486          468            481         508           491              4  %
Commissions                                          389          375            383         365           375              4
Fiduciary and asset management fees                  384          381            387         384           374              1
Advisory, underwriting and other
  investment banking fees                            238          198            187         148           182             20
Principal investing                                  (58)         (43)           (43)         34           205            (35)
Other income                                         190          167            187         206           119             14
--------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income           $     1,629        1,546          1,582       1,645         1,746              5  %
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o  Across-the-board increases in all fee categories except principal investing
o Service charges and fees up 4% on strong growth in both the General Bank and Corporate and Investment Banking
o  Solid asset management and commissions performance in a challenging market
o Corporate and Investment Banking fees up on increased activity in agency businesses
o  Other income up due to mortgage and home equity-related income


Fee and other income increased 5% on strength in investment banking agency businesses as well as increases in service charges and fees and commissions. Fees were 48% of total revenue in 2Q01 and 47% in 1Q01.

Service charges and fees grew 4%, on 7% growth in core businesses (7% in General Bank and 5% in Corporate and Investment Banking). Parent contribution declined due to branch divestitures. Mild seasonality in 1Q01 had a minimal effect on growth.

Commissions increased 4%, despite a continuing weak market environment, primarily due to strong annuity sales volume of $717 million and increased broker client assets.

Fiduciary and asset management fees grew 1%, despite a challenging market environment, reflecting a balanced mix of funds. Money market flows were strong, and mutual fund assets reached a record, but the asset mix shifted slightly toward lower-yielding funds. Additionally, average levels of most market indices for the quarter were down from 1Q01.

Advisory, underwriting and other investment banking fees increased 20%. The quarter was particularly strong in agency businesses, as M&A, loan syndications, and commercial real estate finance posted higher results. 1Q01 asset securitization results included trading losses of $46 million in connection with certain nonperforming assets. Fixed income results continued strong but were $50 million lower than 1Q01, as that quarter marked a record for trading results.

Principal investing losses were $58 million, primarily due to impairments on private equity investments taken during the quarter. Losses were $43 million in 1Q01.
--------------------------------------------------------------------------------
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

                                                                 [First Union
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--------------------------------------------------------------------------------

Other income increased $23 million. 2Q01 mortgage income was $40 million versus $18 million in 1Q01, primarily related to deliveries and flow servicing sales. 2Q01 results also included a $21 million gain on an $800 million securitization and sale of recent PEL production. Commercial leasing income of $48 million was up $3 million. Net securities losses were less than $1 million compared to losses of $16 million in 1Q01 (2Q01 included $26 million of asset securitization impairment losses on certain nonperforming securities). Market valuation adjustments in 2Q01 of $14 million included $7 million related to the mortgage company (offset by gains in hedge positions). 1Q01 market valuation adjustments totaled $30 million. 1Q01 results included a $75 million gain on the exchange of our interest in Star ATM networks. Other income increased $14 million excluding these items.

NONINTEREST EXPENSE
-------------------

-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense                                                    2001                                    2000    2 Q 01
                                                   -------------------------    ------------------------------------
                                                       Second         First         Fourth       Third       Second      vs
(In millions)                                         Quarter       Quarter        Quarter     Quarter      Quarter    1 Q 01
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                  $       1,363         1,329          1,243       1,381        1,396         3  %
Occupancy                                                 155           163            150         157          155        (5)
Equipment                                                 198           205            221         213          210        (3)
Advertising                                                11             9             16          14           31        22
Communications and supplies                               111           110            123         117          122         1
Professional and consulting fees                           69            73             97          87           82        (5)
Goodwill and other intangible amortization                 77            78             80          79          100        (1)
Sundry expense                                            185           171            202         280          270         8
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense               $       2,169         2,138          2,132       2,328        2,366         1  %
-----------------------------------------------------------------------------------------------------------------------------------
FTE employees                                          67,420        69,362         70,639      70,533       72,890        (3) %
Overhead efficiency ratio (Cash basis)                  62.06  %      62.80          61.46       64.17        61.64         -
-----------------------------------------------------------------------------------------------------------------------------------

Key Points
o  Total expenses remained virtually flat
o Personnel expenses up modestly due to impact of lower FTEs offset by incentive payments on increased revenue
o  Sundry expenses increased due to costs associated with higher loan volume
o  Remaining categories down $17 million in total


Noninterest expense increased 1%. Salaries and employee benefits expenses grew 3%, due to lower FTEs offset by higher incentive payments on increased revenue. Sundry expense increased $14 million, the result of higher loan costs related to higher mortgage, home equity, and student lending volumes. Other expense categories declined $17 million in the aggregate, reflecting tight expense management.

Intangible amortization consisted of $60 million in goodwill amortization and $17 million of deposit based intangible (DBI) amortization.


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ASSET QUALITY
-------------

------------------------------------------------------------------------------------------------------------------------------------
Asset Quality                                                           2001                                 2000        2 Q 01
                                                         --------------------    ---------------------------------
                                                          Second       First       Fourth      Third       Second           vs
(In millions)                                            Quarter     Quarter      Quarter    Quarter      Quarter        1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming assets
Loans                                                  $   1,223       1,231        1,176        854          791            (1) %
Other real estate                                            104         106          103         97           93            (2)
Loans in assets held for sale                                250         344          334        349          331           (27)
------------------------------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                           $   1,577       1,681        1,613      1,300        1,215            (6) %
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                          1.08   %    1.09         1.03       0.77         0.69             -
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net, including assets held for sale          1.23   %    1.30         1.22       0.98         0.87             -
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses
Balance, beginning of period                           $   1,759       1,722        1,720      1,706        1,760             2 %
Provision for loan losses                                    223         219          192        322        1,030             2
Allowance relating to loans transferred to
  other assets or sold                                       (65)        (23)           2       (166)        (856)            -
Loan losses, net                                            (157)       (159)        (192)      (142)        (228)            1
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                 $   1,760       1,759        1,722      1,720        1,706             -  %
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                          1.44   %    1.43         1.39       1.39         1.33             -
as % of nonaccrual and restructured loans (a)                144         143          146        202          215             -
as % of nonperforming assets (a)                             133   %     132          135        181          193             -
------------------------------------------------------------------------------------------------------------------------------------
Loan losses, net                                       $     157         159          192        142          228            (1) %
Commercial, as % of average commercial loans                0.55   %    0.56         0.80       0.53         0.73             -
Consumer, as % of average consumer loans                    0.48        0.48         0.36       0.35         0.63             -
Total, as % of average loans, net                           0.52   %    0.53         0.64       0.46         0.69             -
------------------------------------------------------------------------------------------------------------------------------------
(a) These ratios do not include nonperforming loans included in other assets as held for sale.
Loans 90 days past due were $213 million, $220 million, $183 million, $145 million and $84 million in the second and first quarters of 2001 and in the fourth, third and second quarters of 2000, respectively.
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o  Total NPAs declined 6%
o  Allowance increased to 1.44% of net loans
o Provision exceeded charge-offs by $66 million including the provision for loans sold or transferred to held for sale
o  Delinquencies 90 days past due were $213 million vs. $220 million at March 31
o  Net loan losses declined to $157 million or 52 bps

Net loan losses decreased $2 million to $157 million, and the charge-off ratio declined to 0.52% from 0.53% in 1Q01. Gross charge-offs were $191 million offset by $34 million in recoveries.

Provision for loan losses exceeded net charge-offs by $66 million. This resulted in the allowance remaining fairly stable after accounting for offsets relating to loan sales and transfers of loans to assets held for sale.

Allowance for loan losses remained relatively flat at $1.76 billion, or 1.44% of loans versus 1.43% in 1Q01. The allowance to NPLs ratio rose to 144% while the allowance to NPA ratio (excluding NPAs in assets held for sale) also increased slightly to 133%.

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
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming Assets (a)                                                2001                                 2000        2 Q 01
                                                       ----------------------    ---------------------------------
                                                        Second         First       Fourth      Third       Second           vs
(In millions)                                          Quarter       Quarter      Quarter    Quarter      Quarter        1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                        $    1,337         1,279          951        884        1,270             5  %
------------------------------------------------------------------------------------------------------------------------------------
Commercial loan activity (over $5 million)
  New nonaccrual loans and advances                        314           266          487        223          242            18
  Charge-offs                                              (49)          (69)        (112)       (27)         (93)          (29)
  Transfers (to) from assets held for sale                   -             -           11        (46)        (223)            -
  Payments and return to accrual status                    (50)          (59)         (22)       (29)         (11)           15
  Sales                                                    (54)            -          (15)         -            -             -
Other (activity under $5 million)                         (100)          (53)         (69)       (93)         (78)            -
------------------------------------------------------------------------------------------------------------------------------------
        Commercial loan activity                            61            85          280         28         (163)          (28)
------------------------------------------------------------------------------------------------------------------------------------
Consumer loan activity
  Transfers to assets held for sale                       (123)          (90)           -          -         (243)          (37)
  Other, net                                                52            63           48         39           20           (17)
------------------------------------------------------------------------------------------------------------------------------------
       Consumer loan activity                              (71)          (27)          48         39         (223)            -
------------------------------------------------------------------------------------------------------------------------------------
       Change in nonperforming assets                      (10)           58          328         67         (386)            -
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                              $    1,327         1,337        1,279        951          884            (1) %
------------------------------------------------------------------------------------------------------------------------------------
(a) Excludes nonperforming loans included in assets held for sale, which in the second and first quarters of 2001 and in the fourth, third and second quarters of 2000 were $250 million, $334 million, $349 million and $331 million, respectively.
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o Transferred $123 million of consumer NPLs to assets held for sale; sale expected to close in 3Q01
o  NPAs including assets held for sale declined by $104 million or 6%

Nonperforming assets declined slightly by $10 million and, including NPAs in assets held for sale, declined $104 million or 6%. While new nonaccrual commercial loan balances rose by $56 million, the increase was more than offset by sales, payments and the return to performing status of certain loans. Consumer NPLs and NPAs in assets held for sale were also lower. During the quarter, the company sold $54 million of commercial and $13 million of consumer nonperforming loans and an additional $73 million of commercial NPLs and $83 million of consumer NPLs out of assets held for sale.
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LOANS HELD FOR SALE
-------------------

--------------------------------------------------------------------------------------------------------------------------------
Loans Held for Sale                                                             2001                                       2000
                                                           --------------------------   ----------------------------------------
                                                                 Second        First        Fourth       Third           Second
(In millions)                                                   Quarter      Quarter       Quarter     Quarter          Quarter
--------------------------------------------------------------------------------------------------------------------------------
2000 Strategic Repositioning
Balance, beginning of period                             $          689        4,263         4,983       6,326                -
Loans transferred to (from) assets held for sale, net               (98)           -             -         719            7,182
Allowance for loan losses related to
  loans transferred to assets held for sale                           -            -             2        (166)            (856)
Lower of cost or market valuation adjustments                       (21)         (50)         (111)          -                -
Loans sold                                                         (190)      (3,327)         (289)     (1,756)               -
Other, net (a)                                                      (63)        (197)         (322)       (140)               -
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                              317          689         4,263       4,983            6,326
--------------------------------------------------------------------------------------------------------------------------------
Other (b)
Balance, beginning of period                                      6,101        3,883         4,108       4,310            4,875
Originations                                                      5,279        4,773         2,701       2,495            1,568
Loans transferred to (from) assets held for sale, net                37          282          (556)        (24)            (515)
Allowance for loan losses related to
  loans transferred to assets held for sale                         (40)         (23)            -           -                -
Lower of cost or market valuation adjustments                       (14)         (30)          (33)        (46)             (53)
Loans sold                                                       (5,475)      (2,628)       (2,204)     (2,587)          (1,408)
Other, net (a)                                                     (242)        (156)         (133)        (40)            (157)
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                            5,646        6,101         3,883       4,108            4,310
--------------------------------------------------------------------------------------------------------------------------------
Loans held for sale, end of period                       $        5,963        6,790         8,146       9,091           10,636
--------------------------------------------------------------------------------------------------------------------------------
(a) Other, net represents primarily loan payments.
(b) Other includes primarily student, mortgage warehouse, home equity and syndication loans.
Nonperforming loans included in assets held for sale in the second and first quarters of 2001 and in the fourth, third, and second quarters of 2000 were $250 million, $344 million, $334 million, $349 million and $331 million, respectively.
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o  Sold $190 million of loans from strategic repositioning portfolio
o $317 million remains from repositioning; sale of $152 million of loans expected to close in early 3Q01
o  Strategic repositioning is now complete

Strategic Repositioning: During the quarter we sold $68 million of commercial loans and $122 million of TMS loans in assets held for sale. Payments reduced balances by $65 million. A balance of $317 million remains from the total restructuring. $152 million of these loans are under contract for sale in 3Q01.

Other: During the quarter we transferred $131 million of consumer loans, $123 million of which were NPLs, to assets held for sale. The sale of these loans is expected to close in 3Q01. Of the total $40 million allowance transferred with the loans, $22 million were existing reserves and $18 million represented 2Q01 additional provision to adjust the loans to market value. We also sold $670 million of commercial loans and $4.8 billion of consumer loans, primarily mortgages delivered to agencies out of the AHFS portfolio.


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Restructuring and Divestitures
------------------------------

------------------------------------------------------------------------------------------------------------------------
Restructuring Charges and Other Charges/Gains                            2001                                      2000
                                                        ----------------------   ---------------------------------------
                                                           Second       First       Fourth         Third         Second
(In millions)                                             Quarter     Quarter      Quarter       Quarter        Quarter
------------------------------------------------------------------------------------------------------------------------
Restructuring charges
Employee termination benefits                         $       (26)          2           10            27            135
Occupancy                                                     (32)          -            -            15             93
Goodwill and other asset impairments (noncash)                  -           -            -             -          1,754
Other asset impairments                                         -          (1)          (1)          (16)            35
Contract cancellations                                        (15)         (1)         (10)            4             80
Other                                                           -           -            1             -              2
------------------------------------------------------------------------------------------------------------------------
    Total restructuring charges                               (73)          -            -            30          2,099
Reversal of March 1999 and other accruals                       -         (14)          (1)           (2)             -
------------------------------------------------------------------------------------------------------------------------
    Total                                                     (73)        (14)          (1)           28          2,099
Merger-related charges                                          4          16           34            24             11
------------------------------------------------------------------------------------------------------------------------
    Total                                                     (69)          2           33            52          2,110
------------------------------------------------------------------------------------------------------------------------
Other charges/gains
Provision for loan losses                                       -           -            -           180            802
Service charges and fees                                        -           -            -             2             44
Other income                                                   (1)        (28)        (171)         (540)           768
Other noninterest expense                                      97          69          212            68             27
------------------------------------------------------------------------------------------------------------------------
    Total other charges/gains                                  96          41           41          (290)         1,641
------------------------------------------------------------------------------------------------------------------------
    Total restructuring and other charges/gains                27          43           74          (238)         3,751
Income taxes (benefits)                                       (11)        (17)         (38)           88           (838)
------------------------------------------------------------------------------------------------------------------------
After-tax restructuring, merger-related
   and other charges/gains                            $        16          26           36          (150)         2,913
------------------------------------------------------------------------------------------------------------------------


Key Points
o  Completed June 2000 strategic repositioning efforts on schedule and on budget
o $73 million reversal due to favorable variances on occupancy and contract termination costs, and lower severance costs
o $97 million other noninterest expense largely comprised of related personnel expense to right-size staff and support functions, real estate consolidation expenses, contract termination costs and professional fees



In 2Q01, we achieved the goals set out in our June 2000 strategic repositioning. The company recorded a net after-tax charge of $16 million in restructuring and other charges and gains. This charge reflects completion of the activity associated with our strategic repositioning. Significant items included the following:

     o Net reversals of previously accrued restructuring charges totaling $73 million reflect favorable variance on contract termination and occupancy costs, and lower severance costs for employees identified at the time of the announcement of our strategic repositioning.

     o Other noninterest expense includes severance and outplacement expense of $31 million related to the right-sizing of staff and support functions; real estate consolidation expenses of $18 million; contract termination expenses of $16 million; professional fees of $12 million; card and mortgage servicing deconversion expenses of $9 million and other expenses totaling $11 million.






BUSINESS SEGMENT RESULTS
------------------------

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

--------------------------------------------------------------------------------------------------------------------------------
First Union Corporation                      Three Months Ended June 30, 2001
                                             -----------------------------------------------------------------------------------
Performance Summary                              General           Capital                     Corporate &
(In millions)                                       Bank        Management              Investment BParent          Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $       1,128                78              455             50                 1,711
Fee and other income                                 390               771              333            135                 1,629
Intersegment revenue                                  27               (11)             (15)            (1)                    -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                    1,545               838              773            184                 3,340
Provision for loan losses                             98                 -               93             32                   223
Noninterest expense                                  935               667              490             77                 2,169
Income taxes                                         169                58               37             35                   299
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $         343               113              153             40                   649
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $         251                82               (4)            79                   408
Risk adjusted return on capital (RAROC)            38.93 %           45.32            11.74          34.82                 25.39
Economic capital                           $       3,744               986            6,112          1,382                12,224
Overhead efficiency ratio                          59.29 %           79.47            59.93           9.32                 62.06
Average loans, net                         $      65,501             4,559           41,145          8,007               119,212
Average core deposits                      $      99,424             7,976           10,202          1,433               119,035
--------------------------------------------------------------------------------------------------------------------------------

Business segment results are on an operating basis, and accordingly, they exclude restructuring and other charges and gains primarily related to our strategic repositioning announced in June 2000.

We made several changes, as outlined below, in our segment reporting beginning 1Q01. Each of the trailing four quarters has been restated to reflect these changes.

Segments and sub-segments have been realigned: As a result of an in-depth review of our management reporting model, we have designed new methodologies and systems that we believe better reflect the evolution of our three core businesses. We implemented this new management reporting model in the first quarter of 2001. One of the key differences was a redefinition of our segments and subsegments.

Intersegment revenues and servicing cost allocations have been established:
Intersegment revenues (referral fees) are paid from the segment that "owns" a product to the segment that "sells" the product, and they are based upon comparable fees paid in the market and/or upon negotiated amounts which estimate the relative profitability value provided by the selling party. Cost allocation transfers are made for servicing provided from one business segment to another.

Improved allocation of capital: Revised studies have been completed to more accurately assess the risks inherent in each business unit, and capital has been assigned based upon that risk assessment. (See economic capital definition.)

New financial metrics have been implemented: Business units are measured on several new financial metrics, RAROC and Economic Profit (see definitions below).

Cost allocation methodologies have been enhanced: Activity-Based Costing studies have been completed for many business units to better align costs with products and their revenues.

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KEY DEFINITIONS
---------------

Activity-Based Costing - A method of determining product costs based upon detailed studies that align the cost of activities with the products those activities support.

Cost of Capital -The cost of capital rate is the minimum rate of return that must be earned so as not to dilute shareholder value. First Union's cost of capital rate has been established using the capital asset pricing model (CAPM) and is currently set at 12 percent. The cost of capital charge is determined by multiplying the cost of capital rate times the amount of economic capital.

Economic Capital - Capital assigned based on a statistical assessment of the credit, market and operating risks taken to generate profits in a particular business unit and/or product.

Economic Net Income - GAAP net income adjusted for intangibles amortization and the after-tax impact of expected losses vs. GAAP loan loss provision.

Economic Profit - Economic net income less the cost of capital charge.

Expected Losses - A long-term measure of credit losses expected on a specific loan or loan portfolio. The loss assigned is based upon studies that analyze the average annual loss rate on groups of loans across multiple business cycles.

RAROC - Risk Adjusted Return On Capital. RAROC is calculated by dividing economic net income by economic capital.

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GENERAL BANK
------------

This segment consists of the Consumer, Commercial, and Small Business operations.

------------------------------------------------------------------------------------------------------------------------
General Bank                                                  2001                                 2000       2 Q 01
                                              ---------------------   ----------------------------------
Performance Summary                              Second      First       Fourth       Third      Second         vs
(In millions)                                   Quarter    Quarter      Quarter     Quarter     Quarter       1 Q 01
------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $      1,128      1,085        1,093       1,097       1,086            4 %
Fee and other income                                390        343          355         352         301           14
Intersegment revenue                                 27         25           25          24          25            8
------------------------------------------------------------------------------------------------------------------------
  Total revenue                                   1,545      1,453        1,473       1,473       1,412            6
Provision for loan losses                            98        101           74          52          51           (3)
Noninterest expense                                 935        908          992         948         966            3
Income taxes                                        169        149          129         154         127           13
------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $        343        295          278         319         268           16 %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $        251        220          183         212         165           14 %
Risk adjusted return on capital (RAROC)           38.93 %    36.65        31.97       35.33       30.70            -
Economic capital                           $      3,744      3,618        3,653       3,615       3,555            3
Overhead efficiency ratio                         59.29 %    61.19        65.77       62.89       66.83            -
Average loans, net                         $     65,501     63,771       61,735      60,029      58,105            3
Average core deposits                      $     99,424     98,415       98,184      97,186      97,499            1 %
------------------------------------------------------------------------------------------------------------------------

Key Points
o  Revenues up 6%; up 4% excluding mortgage contribution
o  Fee growth driven by service charges and fees, which increased 7%
o Solid loan growth of 3% and deposits up 1%, driven by strong growth of 4% in low cost core deposits (DDA, interest checking, savings, and money market accounts)
o  Efficiency ratio below 60% for the first time; 14% growth in economic profit



--------------------------------------------------------------------------------------------------------------------------
General Bank Key Metrics                                        2001                                2000       2 Q 01
                                           --------------------------   ---------------------------------
                                                  Second       First      Fourth       Third      Second         vs
                                                 Quarter     Quarter     Quarter     Quarter     Quarter       1 Q 01
--------------------------------------------------------------------------------------------------------------------------
Customer overall satisfaction score (a)             6.32        6.29        6.27        6.22        6.19            - %
Online customers (In thousands)                    2,903       2,640       2,367       2,149       1,868           10
Financial centers                                  2,162       2,164       2,193       2,253       2,258            -
ATMs                                               3,419       3,676       3,772       3,831       3,832           (7)%
--------------------------------------------------------------------------------------------------------------------------
(a) Gallup survey measured  on a 1-7 scale; 6.4 = "best in class".
--------------------------------------------------------------------------------------------------------------------------



Overall customer satisfaction score of 6.32 increased for the 9th consecutive quarter and is close to "Best in Class."

ATM count down due to sale and removal of certain non-branded ATMs.

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CONSUMER

This sub-segment includes Retail Banking, First Union Mortgage Corp., First Union Home Equity Bank, Educaid, and other retail businesses.

---------------------------------------------------------------------------------------------------------------------
Consumer                                                    2001                                 2000      2 Q 01
                                            ---------------------   ----------------------------------
Performance Summary                           Second       First      Fourth        Third      Second        vs
(In millions)                                Quarter     Quarter     Quarter      Quarter     Quarter      1 Q 01
---------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                      $       793         755         746          759         755           5 %
Fee and other income                             299         256         267          251         231          17
Intersegment revenue                              12          12          12           12          13           -
---------------------------------------------------------------------------------------------------------------------
  Total revenue                                1,104       1,023       1,025        1,022         999           8
Provision for loan losses                         62          59          35           32          31           5
Noninterest expense                              731         704         751          732         738           4
Income taxes                                     106          90          81           88          77          18
---------------------------------------------------------------------------------------------------------------------
  Operating earnings                     $       205         170         158          170         153          21 %
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                          $       162         140         112          124         108          16 %
Risk adjusted return on capital (RAROC)        43.26 %     41.12       34.73        37.44       34.71           -
Economic capital                         $     2,076       1,952       1,960        1,936       1,907           6
Overhead efficiency ratio                      65.15 %     67.61       72.03        70.42       72.58           -
Average loans, net                       $    34,307      33,034      31,942       30,703      29,246           4
Average core deposits                    $    80,607      80,241      79,897       79,504      79,838           - %
---------------------------------------------------------------------------------------------------------------------

Net interest income was up 5%, due to high mortgage origination volume, record loan production in financial centers and overall wider spreads in a declining interest rate environment. Loans increased 4%, due to strong demand and focused sales efforts. At the same time, core deposits increased for the third consecutive quarter on the strength of interest checking and savings; slightly offset by declines in CDs.

Fee and other income grew 17%, primarily due to strong growth in mortgage originations, debit card, and service charges and fees. Fees were up 9% excluding the contribution from the mortgage business, driven by a 7% increase in service charges and fees from 1Q01. In retail banking alone, service charges and fees were up $9 million or 4%.

2Q01 mortgage and home equity results included $22 million in gains on $3.7 billion in deliveries to agencies, $12 million in gains on flow servicing sales, and $9 million on other sales. 1Q01 included $6 million in gains on deliveries, $12 million in gains on flow servicing sales, and $10 million in other gains. Results were impacted by market valuation adjustments of $15 million on FUHEB NPAs in 1Q01.

Expenses were up 4%, primarily due to increases in volume-based expenses such as loan costs and incentives. Even with tighter expense control, we are currently running close to 100% staffing levels.


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CONSUMER LOAN PRODUCTION

------------------------------------------------------------------------------------------------------------------------
Consumer Loan Volume                                         2001                                2000         2 Q 01
                                          ------------------------   ---------------------------------
                                             Second        First      Fourth      Third       Second            vs
(In millions)                               Quarter       Quarter     Quarter    Quarter      Quarter         1 Q 01
------------------------------------------------------------------------------------------------------------------------
Consumer direct                        $      1,755         1,210       1,246      1,320        1,548             45 %
Prime equity lines                            2,483         1,984       1,785      1,653        1,852             25
First Union Home Equity                       1,558         1,274       1,289      1,245        1,083             22
First Union Mortgage Corporation              4,685         3,394       2,415      2,311        2,434             38
Other                                           731           728         360        392          185              -
------------------------------------------------------------------------------------------------------------------------
Total consumer loan volume             $     11,212         8,590       7,095      6,921        7,102             31 %
------------------------------------------------------------------------------------------------------------------------


Loan volume was up 31%, due primarily to increased refinancing volume in FUMC originations, as well as strong growth in FUHEB volume.

--------------------------------------------------------------------------------------------------------------------------
Consumer Average Loans                                      2001                                   2000         2 Q 01
                                             --------------------    -----------------------------------
                                              Second      First      Fourth       Third         Second             vs
(In millions)                                 Quarter    Quarter     Quarter     Quarter        Quarter         1 Q 01
--------------------------------------------------------------------------------------------------------------------------
Consumer direct                           $    12,595     12,024      11,784      11,496         11,102              5 %
Prime equity lines                              9,738      9,319       8,873       8,435          8,118              4
First Union Home Equity                        11,383     11,097      10,577      10,053          9,295              3
First Union Mortgage Corporation                   87         89          82          90            105             (2)
Other                                             504        505         626         629            626             (0)
--------------------------------------------------------------------------------------------------------------------------
Consumer average loans                    $    34,307     33,034      31,942      30,703         29,246              4 %
--------------------------------------------------------------------------------------------------------------------------

Average loan outstandings increased 4%, attributable to continued strong sales efforts and increased focus on behavioral cross-selling (acquiring transactional, borrowing and investing customers).


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COMMERCIAL

This sub-segment includes middle-market Commercial, Commercial Real Estate and Government Banking.

-----------------------------------------------------------------------------------------------------------------------------
Commercial                                                    2001                                   2000         2 Q 01
                                              ---------------------   ------------------------------------
Performance Summary                              Second      First       Fourth       Third        Second         vs
(In millions)                                   Quarter    Quarter      Quarter     Quarter       Quarter         1 Q 01
-----------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $        172        169          179         172           170              2 %
Fee and other income                                 39         35           36          33            33             11
Intersegment revenue                                 14         12           13          12            12             17
-----------------------------------------------------------------------------------------------------------------------------
  Total revenue                                     225        216          228         217           215              4
Provision for loan losses                            17         21           29          17            18            (19)
Noninterest expense                                 112        107          150         129           139              5
Income taxes                                         28         27            9          20            13              4
-----------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $         68         61           40          51            45             11 %
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $         30         24            7          11             6             25 %
Risk adjusted return on capital (RAROC)           22.99 %    20.76        14.59       16.05         14.20              -
Economic capital                           $      1,098      1,116        1,146       1,130         1,129             (2)
Overhead efficiency ratio                         47.39 %    47.92        62.26       56.71         61.18              -
Average loans, net                         $     23,320     23,204       22,472      22,077        21,926              -
Average core deposits                      $     10,106      9,479        9,467       8,908         8,967              7 %
-----------------------------------------------------------------------------------------------------------------------------


Net interest income increased 2%. Loans were essentially flat, due to a slowing in loan demand in this sub-segment's customer base. Deposits were up a solid 7%, driven by continued focus on attracting low cost core deposits.

Fee and other income grew 11%, due to increased cash management service charges (on lower compensating balances) as a result of a lower interest rate environment. Service charges and fees were up $5 million or 15% from the prior quarter. Results were particularly strong in government and real estate.

Expenses increased 5%, wholly attributable to volume-based expenses.

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SMALL BUSINESS

This sub-segment consists of Small Business Lending, Small Business Banking, and Small Business Capital (SBA).

----------------------------------------------------------------------------------------------------------------------------
Small Business                                             2001                                      2000        2 Q 01
                                              ------------------   ---------------------------------------
Performance Summary                           Second      First       Fourth         Third         Second          vs
(In millions)                                 uarter    Quarter      Quarter       Quarter        Quarter        1 Q 01
----------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $     163        161          168           166            161             1 %
Fee and other income                              52         52           52            68             37             -
Intersegment revenue                               1          1            -             -              -             -
----------------------------------------------------------------------------------------------------------------------------
  Total revenue                                  216        214          220           234            198             1
Provision for loan losses                         19         21           10             3              2           (10)
Noninterest expense                               92         97           91            87             89            (5)
Income taxes                                      35         32           39            46             37             9
----------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $      70         64           80            98             70             9 %
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $      59         56           64            77             51             5 %
Risk adjusted return on capital (RAROC)        53.89 %    53.06        58.56         67.60          51.89             -
Economic capital                           $     570        550          547           549            519             4
Overhead efficiency ratio                      42.26 %    44.21        40.62         36.18          44.24             -
Average loans, net                         $   7,874      7,533        7,321         7,249          6,933             5
Average core deposits                      $   8,711      8,695        8,820         8,774          8,694             - %
----------------------------------------------------------------------------------------------------------------------------


Net interest income rose 1%. Loans increased 5% driven by small business lending, while average core deposits were relatively flat.

Fee and other income matched 1Q01 levels, as securitization and service charge income was flat.

Expenses decreased 5%, due to tighter expense control.





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CAPITAL MANAGEMENT
------------------

This segment includes Asset Management, Retail Brokerage Services, and Wealth and Trust Services


----------------------------------------------------------------------------------------------------------------------
Capital Management                                           2001                                 2000     2 Q 01
                                              --------------------   ----------------------------------
Performance Summary                             Second      First      Fourth        Third      Second       vs
(In millions)                                  Quarter    Quarter     Quarter      Quarter     Quarter     1 Q 01
----------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $        78         78          89           86          90          - %
Fee and other income                               771        765         777          761         752          1
Intersegment revenue                               (11)       (12)        (12)         (13)        (13)        (8)
----------------------------------------------------------------------------------------------------------------------
  Total revenue                                    838        831         854          834         829          1
Provision for loan losses                            -          -           -            -           -          -
Noninterest expense                                667        659         654          652         624          1
Income taxes                                        58         59          68           62          70         (2)
----------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $       113        113         132          120         135          - %
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $        82         82         101           90         105          - %
Risk adjusted return on capital (RAROC)          45.32 %    45.93       53.10        48.45       55.54          -
Economic capital                           $       986        985         974          979         972          -
Overhead efficiency ratio                        79.47 %    79.15       76.66        78.11       75.23          -
Average loans, net                         $     4,559      4,497       4,424        4,295       4,250          1
Average core deposits                      $     7,976      8,003       7,879        7,935       7,888          - %
----------------------------------------------------------------------------------------------------------------------

Key Points
o  Solid revenue performance during continuing market volatility
o  In Retail Brokerage, record bank annuity sales over $700 million drove increased production
----------------------------------------------------------------------------------------------------------------------------
Capital Management Key Metrics                                2001                                  2000         2 Q 01
                                           ------------------------   -----------------------------------
                                              Second         First       Fourth       Third       Second           vs
(In millions)                                Quarter       Quarter      Quarter     Quarter      Quarter         1 Q 01
----------------------------------------------------------------------------------------------------------------------------
Trust assets                             $    81,879        81,576       85,933      87,922       83,499              -  %
Mutual fund assets                            90,279        86,767       84,797      85,223       82,131              4
----------------------------------------------------------------------------------------------------------------------------
  Total assets under management          $   172,158       168,343      170,730     173,145      165,630              2 %
----------------------------------------------------------------------------------------------------------------------------
Gross fluctuating mutual fund sales      $     1,981         1,983        1,762       1,819        1,656              -  %
----------------------------------------------------------------------------------------------------------------------------
Assets under care (Excluding AUM)        $   499,847       489,380      485,516     500,962      507,193              2  %
----------------------------------------------------------------------------------------------------------------------------
Registered representatives (Actual)            7,706         7,784        7,459       7,342        7,091             (1)
Brokerage offices (Actual)                     2,690         2,695        2,568       2,623        2,604              -  %
----------------------------------------------------------------------------------------------------------------------------

Key Points
o Mutual funds surpassed $90 billion for the first time - equity increased 5%, money market up 4%, and fixed income stable
o Despite unsettled market conditions, total assets under management increased 2% to $172 billion as both trust and mutual funds gained net new assets


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ASSET MANAGEMENT

This sub-segment consists of the mutual fund business and customized investment advisory services.

-----------------------------------------------------------------------------------------------------------------------
Asset Management                                             2001                               2000        2 Q 01
                                              --------------------   --------------------------------
Performance Summary                             Second      First       Fourth      Third     Second        vs
(In millions)                                  Quarter    Quarter      Quarter    Quarter    Quarter        1 Q 01
-----------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $       (14)       (11)          (8)        (8)        (5)          (27)%
Fee and other income                               153        156          162        164        152            (2)
Intersegment revenue                                 -          -            -          -          -             -
-----------------------------------------------------------------------------------------------------------------------
  Total revenue                                    139        145          154        156        147            (4)
Provision for loan losses                            -          -            -          -          -             -
Noninterest expense                                 90         89           95         89         88             1
Income taxes                                        16         20           20         23         20           (20)
-----------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $        33         36           39         44         39            (8)%
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $        29         33           35         40         35           (12)%
Risk adjusted return on capital (RAROC)         109.52  %  121.75       123.11     139.70     129.11             -
Economic capital                           $       122        121          125        125        122             1
Overhead efficiency ratio                        64.21  %   61.62        61.93      57.16      59.68             -
Average loans, net                         $         9          1            -          -          -             -
Average core deposits                      $        19          5            -          -          -             - %
-----------------------------------------------------------------------------------------------------------------------


Fee and other income decreased 2%, despite continued strong net fund flows, due to lower daily average equity market valuations in 2Q01 versus 1Q01.

Expenses remained relatively flat reflecting continued focus on operating efficiency.

------------------------------------------------------------------------------------------------------------------------------------
Mutual Funds                                                           2001                                  2000         2 Q 01
                                 -------------------------------------------     ---------------------------------
                                   Second Quarter          First Quarter          Fourth       Third      Second            vs
                                 -------------------   ---------------------
(In billions)                     Amount  Fund Mix        Amount  Fund Mix        Quarter     Quarter     Quarter         1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Assets Under Management
Money market                    $     55        61%   $    53         61%      $    47          44          41              4 %
Equity                                23        26         22         25            26          29          29              5
Fixed income                          11        12         11         13            11          11          11              -
Annuity                                1         1          1          1             1           1           1              -
------------------------------------------------------------------------------------------------------------------------------------
  Total mutual fund assets      $     90       100%   $    87        100%      $    85          85          82              4 %
------------------------------------------------------------------------------------------------------------------------------------


o A balanced investment philosophy and product offering enabled Capital Management to retain assets and grow total assets under management.

Total mutual fund assets rose by 4%, spurred by period end improvement in the equity markets and solid net money market sales of $2 billion for the quarter. The fund mix remained relatively stable on a quarter-linked basis, with money market assets growing by 4% and accounting for 61% of total assets and equity funds rising almost 5% to comprise 26% of total assets.

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RETAIL BROKERAGE SERVICES

This sub-segment includes Retail Brokerage and Insurance Services.

---------------------------------------------------------------------------------------------------------------------
Retail Brokerage Services                                    2001                                 2000     2 Q 01
                                             ---------------------  -----------------------------------
Performance Summary                             Second      First       Fourth      Third       Second       vs
(In millions)                                  Quarter    Quarter      Quarter    Quarter      Quarter     1 Q 01
---------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                       $         36         36           41         38           38          - %
Fee and other income                               499        492          491        480          485          1
Intersegment revenue                               (11)       (11)         (12)       (12)         (13)         -
---------------------------------------------------------------------------------------------------------------------
  Total revenue                                    524        517          520        506          510          1
Provision for loan losses                            -          -            -          -            -          -
Noninterest expense                                459        451          446        449          427          2
Income taxes                                        21         23           24         20           28         (9)
---------------------------------------------------------------------------------------------------------------------
  Operating earnings                      $         44         43           50         37           55          2 %
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                           $         26         23           30         18           36         13 %
Risk adjusted return on capital (RAROC)          27.50 %    26.57        30.73      22.75        34.41          -
Economic capital                          $        643        650          643        648          646         (1)
Overhead efficiency ratio                        87.28 %    87.39        85.55      88.90        83.62          -
Average loans, net                        $          -          1            -          1            -          -
Average core deposits                     $         79        104           79         70           74        (24)%
---------------------------------------------------------------------------------------------------------------------

Net interest income remained flat, as margin loan receivables have stabilized.

Fee and other income was up $7 million or 1%, aided by strong annuity sales and increased broker client assets which rose 5% during the quarter driven by the continued success of the advice-driven distribution model.

Expenses increased 2% due primarily to costs associated with higher levels of production.

--------------------------------------------------------------------------------------------------------------------------
Retail Brokerage Metrics                                    2001                                   2000         2 Q 01
                                           ----------------------   ------------------------------------
                                              Second       First       Fourth       Third        Second           vs
(In millions)                                Quarter     Quarter      Quarter     Quarter       Quarter         1 Q 01
--------------------------------------------------------------------------------------------------------------------------
Broker client assets                    $    205,000     196,069      204,742     216,012       202,017              5 %
--------------------------------------------------------------------------------------------------------------------------
Margin loans                            $      3,060       3,060        3,556       4,013         3,613              - %
--------------------------------------------------------------------------------------------------------------------------
Asset management accounts
Number of accounts (In thousands)                974         990          993         972           889             (2)%
--------------------------------------------------------------------------------------------------------------------------
Licensed sales force
Full-service financial advisors                4,678       4,723        4,322       4,255         3,916             (1)%
Financial center series 6                      3,028       3,061        3,137       3,087         3,175             (1)
--------------------------------------------------------------------------------------------------------------------------
  Total sales force                            7,706       7,784        7,459       7,342         7,091             (1)%
--------------------------------------------------------------------------------------------------------------------------


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WEALTH AND TRUST SERVICES

This sub-segment includes the Private Client business, offering services to high net worth individuals, and Corporate and Institutional Trust.


------------------------------------------------------------------------------------------------------------------------
Wealth and Trust Services                                   2001                                 2000        2 Q 01
                                             --------------------    ---------------------------------
Performance Summary                            Second      First       Fourth       Third      Second          vs
(In millions)                                 Quarter    Quarter      Quarter     Quarter     Quarter        1 Q 01
------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                       $        54         52           54          55          56             4 %
Fee and other income                              129        128          133         130         129             1
Intersegment revenue                                1         (1)          (1)         (1)         (1)            -
------------------------------------------------------------------------------------------------------------------------
  Total revenue                                   184        179          186         184         184             3
Provision for loan losses                           -          -            -           -           -             -
Noninterest expense                               128        128          123         122         119             -
Income taxes                                       20         17           21          21          22            18
------------------------------------------------------------------------------------------------------------------------
  Operating earnings                      $        36         34           42          41          43             6 %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                           $        27         27           34          33          36             - %
Risk adjusted return on capital (RAROC)         61.68  %   61.62        77.65       75.64       81.84             -
Economic capital                          $       225        217          209         208         207             4
Overhead efficiency ratio                       69.69  %   70.60        65.82       66.32       64.33             -
Average loans, net                        $     4,550      4,496        4,423       4,295       4,249             1
Average core deposits                     $     7,878      7,894        7,800       7,865       7,814             - %
------------------------------------------------------------------------------------------------------------------------


Net interest income increased 4% due to improved spreads as higher Private Client deposits offset a decline in corporate deposits. The loan portfolio was up slightly and benefited from a declining interest rate environment.

Fee and other income rose slightly, as continued positive net customer growth offset the decline in average equity market values.

Expenses were flat for the quarter reflecting the continued focus on efficiency.

CAPITAL MANAGEMENT OTHER

In addition to the above sub-segments, Capital Management results include eliminations among business units. Certain brokerage commissions earned on mutual fund sales by the First Union brokerage sales force are eliminated and deferred in the consolidation of Capital Management reported results. For 2Q01, brokerage revenue and associated expense eliminations were $9 million and had no net effect on earnings.

--------------------------------------------------------------------------------
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CORPORATE AND INVESTMENT BANKING
--------------------------------

This segment includes Corporate Banking and Investment Banking.

----------------------------------------------------------------------------------------------------------------------
Corporate and Investment Banking                           2001                                2000        2 Q 01
                                             -------------------   ---------------------------------
Performance Summary                           Second      First      Fourth       Third      Second          vs
(In millions)                                Quarter    Quarter     Quarter     Quarter     Quarter        1 Q 01
----------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                       $      455        425         415         398         376             7 %
Fee and other income                             333        312         268         363         533             7
Intersegment revenue                             (15)       (12)        (13)        (12)        (12)          (25)
----------------------------------------------------------------------------------------------------------------------
  Total revenue                                  773        725         670         749         897             7
Provision for loan losses                         93         70         124          83         126            33
Noninterest expense                              490        467         431         498         509             5
Income taxes                                      37         38         (53)         30          63            (3)
----------------------------------------------------------------------------------------------------------------------
  Operating earnings                      $      153        150         168         138         199             2 %
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                           $       (4)       (22)         28         (25)         72            82 %
Risk adjusted return on capital (RAROC)        11.74  %   10.60       13.81       10.38       16.91             -
Economic capital                          $    6,112      6,278       6,259       6,167       5,940            (3)
Overhead efficiency ratio                      59.93  %   60.85       53.28       62.99       54.36             -
Average loans, net                        $   41,145     42,511      41,922      42,169      42,787            (3)
Average core deposits                     $   10,202      9,465       9,251       9,099       8,928             8 %
----------------------------------------------------------------------------------------------------------------------


Key Points
o  Total revenue up 7%
o Net interest income up 7% as fixed income spreads widened in a lower rate environment
o Fee and other income increased 7% on strong results in agency businesses, primarily Loan Syndications and M&A, offset by lower trading profits after a record first quarter
o Expenses up primarily due to higher incentive payments as a result of increased revenue, especially in agency businesses

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Excluding Principal Investing
-----------------------------

------------------------------------------------------------------------------------------------------------------------
Corporate and Investment Banking
(Excluding Principal Investing)                               2001                               2000        2 Q 01
                                              ---------------------   --------------------------------
Performance Summary                             Second       First      Fourth      Third      Second        vs
(In millions)                                  Quarter     Quarter     Quarter    Quarter     Quarter        1 Q 01
------------------------------------------------------------------------------------------------------------------------
Income statement data
Total revenue                              $       840         780         716        725         696             8 %
Noninterest expense                                482         459         424        490         506             5
Income taxes                                        62          60         (34)        24          (6)            3
Operating earnings                         $       204         191         204        128          68             7 %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $        86          60         104          2         (25)           43 %
Risk adjusted return on capital (RAROC)          19.25  %    16.92       20.39      12.16        9.93             -
Economic capital                           $     4,773       4,909       4,910      4,915       4,837            (3)%
Overhead efficiency ratio                        54.40  %    55.76       51.56      63.76       68.53             -
------------------------------------------------------------------------------------------------------------------------

Revenue increased $60 million or 8% versus 1Q01 and $144 million or 21% vs. 2Q00. The increase versus 1Q01 is due to strong agency results, particularly in M&A and loan syndications, and continued strong trading results in fixed income. The increase versus 2Q00 is due to across-the-board growth, with lower results seen only in asset securitization (due to 2Q01 securities losses), derivatives, and leasing.

Expenses increased 5% versus 1Q01, the result of higher incentive payments on increased revenues. Expenses decreased 5% versus 2Q00, due to careful expense management.

Operating earnings rose 7% vs. 1Q01 and more than doubled compared to 2Q00. Overhead efficiency and economic profit improved significantly versus both periods.

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CORPORATE BANKING

This sub-segment includes Large Corporate Lending, Commercial Leasing and Rail, and International operations.

------------------------------------------------------------------------------------------------------------------------
Corporate Banking                                            2001                                2000        2 Q 01
                                             ---------------------   ---------------------------------
Performance Summary                            Second       First       Fourth      Third      Second        vs
(In millions)                                 Quarter     Quarter      Quarter    Quarter     Quarter        1 Q 01
------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $      345         343          363        354         337             1 %
Fee and other income                              174         165          169        162         157             5
Intersegment revenue                               (8)         (8)          (9)       (10)        (10)            -
------------------------------------------------------------------------------------------------------------------------
  Total revenue                                   511         500          523        506         484             2
Provision for loan losses                          95          71          123         80         114            34
Noninterest expense                               231         239          217        254         220            (3)
Income taxes                                       63          65           63         58          50            (3)
------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $      122         125          120        114         100            (2)%
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $       49          39           63         30          40            26 %
Risk adjusted return on capital (RAROC)         17.65 %     16.48        18.85      15.33       16.59             -
Economic capital                           $    3,478       3,526        3,636      3,565       3,528            (1)
Overhead efficiency ratio                       45.02 %     47.51        41.58      50.15       45.31             -
Average loans, net                         $   35,737      36,735       35,729     35,836      36,304            (3)
Average core deposits                      $    7,753       7,470        7,385      7,362       7,303             4 %
------------------------------------------------------------------------------------------------------------------------

Net interest income rose 1% due to improved margins in the lower rate environment. Loans declined $1 billion, or 3%, as we exited certain less profitable lending relationships. Core deposits increased 4%, driven by our increased focus on treasury services and overall relationship profitability.

Fee and other income increased 5%, due to higher fees in lending businesses and stronger rail car leasing results.

Expenses decreased 3% due to continued expense control.

---------------------------------------------------------------------------------------------------------
Corporate Banking Fees                        2001                                 2000        2 Q 01
                               --------------------   ----------------------------------
                                Second       First      Fourth     Third         Second          vs
(In millions)                  Quarter     Quarter     Quarter   Quarter        Quarter        1 Q 01
---------------------------------------------------------------------------------------------------------
Lending                      $      64          58          72        64             36            10 %
Leasing                             48          45          37        35             62             7
International                       62          62          60        63             59             -
---------------------------------------------------------------------------------------------------------
  Corporate banking fees     $     174         165         169       162            157             5 %
---------------------------------------------------------------------------------------------------------

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INVESTMENT BANKING

This sub-segment includes Principal Investing, Equity Capital Markets, Loan Syndications, High Yield, M&A, Fixed Income Sales & Trading, Municipal Group, Foreign Exchange, Derivatives, Equity Derivatives, Structured Products, Real Estate Capital Markets and Asset Securitization.


----------------------------------------------------------------------------------------------------------------------------
Investment Banking                                           2001                                    2000         2 Q 01
                                               -------------------   -------------------------------------
Performance Summary                             Second      First      Fourth         Third        Second         vs
(In millions)                                  Quarter    Quarter     Quarter       Quarter       Quarter         1 Q 01
----------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                         $      110         82          52            44            39             34 %
Fee and other income                               159        147          99           201           376              8
Intersegment revenue                                (7)        (4)         (4)           (2)           (2)            75
----------------------------------------------------------------------------------------------------------------------------
  Total revenue                                    262        225         147           243           413             16
Provision for loan losses                           (2)        (1)          1             3            12              -
Noninterest expense                                259        228         214           244           289             14
Income taxes (benefits)                            (26)       (27)       (116)          (28)           13              4
----------------------------------------------------------------------------------------------------------------------------
  Operating earnings                        $       31         25          48            24            99             24 %
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                             $      (53)       (61)        (35)          (55)           32             13 %
Risk adjusted return on capital (RAROC)           3.94  %    3.06        6.82          3.60         17.37              -
Economic capital                            $    2,634      2,752       2,623         2,602         2,412             (4)
Overhead efficiency ratio                        84.80  %   80.60       74.61         85.83         64.06              -
Average loans, net                          $    5,408      5,776       6,193         6,333         6,483             (6)
Average core deposits                       $    2,449      1,995       1,866         1,737         1,625             23 %
----------------------------------------------------------------------------------------------------------------------------


Net interest income increased 34%, primarily due to wider spreads in fixed income sales and trading, as well as equity and fixed income derivatives, driven by the lower rate environment. Loans decreased 6%, while deposits were up 23%, the latter attributable to significant customer relationship growth in the mortgage servicing group.

Fee and other income increased 8% due to strong performance in agency business, especially M&A and Loan Syndications, attributable to higher deal volume. Additionally, asset securitization results were benefited by lower losses on certain nonperforming securities ($26 million of securities losses in 2Q01 vs. $46 million of trading losses in 1Q01). The increase in agency business was partially offset by lower trading gains in fixed income sales and trading, which declined from a strong 1Q01.

Principal investing losses were $58 million, primarily due to impairments on private equity investments taken during the quarter. Losses were $43 million in 1Q01. The invested portfolio totaled $2.8 billion at quarter end, of which 10% were public investments, 40% were private direct investments, 30% were fund investments, and the remainder represented mezzanine investments.

Expenses increased 14%, due to higher incentive payments as a result of increased revenue, especially in agency businesses.

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
-----------------------------------------------------------------------------------------------------------------
Investment Banking Fees                               2001                                2000         2 Q 01
                                        -------------------   ---------------------------------
                                         Second      First        Fourth     Third      Second            vs
(In millions)                           Quarter    Quarter       Quarter   Quarter     Quarter         1 Q 01
-----------------------------------------------------------------------------------------------------------------
Agency                               $      117         44           120        85         114              - %
Principal investing                         (58)       (43)          (43)       34         205             35
Fixed income                                115        165            87        93          75            (30)
Affordable housing (AH)                     (15)       (19)          (65)      (11)        (18)           (21)
-----------------------------------------------------------------------------------------------------------------
  Investment banking fees            $      159        147            99       201         376              8 %
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Memoranda
Pre-tax value of AH tax credits              30         29            93        32          31              3 %
-----------------------------------------------------------------------------------------------------------------
Adjusted investment banking fees     $      189        176           192       233         407              7
-----------------------------------------------------------------------------------------------------------------
Trading profits (included above)     $      110         83            57        70          73             33 %
-----------------------------------------------------------------------------------------------------------------

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                                                                         Page 27
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PARENT
------

This sub-segment includes the Central Money Book, Investment Portfolio, some Consumer Real Estate and Mortgage Business, Divested Businesses and goodwill amortization.

---------------------------------------------------------------------------------------------------------------------------------
Parent                                                         2001                                        2000        2 Q 01
                                             -----------------------   -----------------------------------------
Performance Summary                            Second         First         Fourth         Third         Second        vs
(In millions)                                 Quarter       Quarter        Quarter       Quarter        Quarter        1 Q 01
---------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                       $        50           114            135           253            353           (56)%
Fee and other income                              135           126            182           169            160             7
Intersegment revenue                               (1)           (1)             -             1              -             -
---------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                   184           239            317           423            513           (23)
Provision for loan losses                          32            48             (6)            7             51           (33)
Noninterest expense                                77           104             55           230            267           (26)
Income taxes                                       35            35            165            61             83             -
---------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                      $        40            52            103           125            112           (23)%
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                           $        79            94             99           116            123           (16)%
Risk adjusted return on capital (RAROC)         34.82 %       34.98          34.74         35.03          33.11             -
Economic capital                          $     1,382         1,642          1,730         2,009          2,325           (16)
Overhead efficiency ratio                        9.32 %       18.46          (4.58)        40.57          37.23             -
Average loans, net                        $     8,007         9,071         12,012        16,982         27,472           (12)
Average core deposits                     $     1,433         2,309          3,630         3,854          3,941           (38)%
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o  Contribution continues to decline as businesses wind down
o 2Q01 fee results include $21 million gain on PEL securitization and sale and $23 million in securities gains; 1Q01 results included $75 million gain on interest in Star Systems and $15 million LOCOMs on loans held for sale
o Results include $30 million in provision in excess of business unit charge-offs and provision for loans sold or transferred to held for sale (also $30 million in 1Q01)

Net interest income declined 56%, primarily the result of the 1Q01 securitization of TMS loans and planned runoff of the auto loan and leasing portfolio. Loans decreased 12%, due primarily to planned runoff of the indirect auto lending and leasing portfolio of $400 million. Deposits decreased 38%, due primarily to a divestiture impact of an average $434 million in 1Q01 branch sales.

Fee and other income grew 7%, the result of a $21 million gain on the securitization and sale of $800 million in prime equity loans and $23 million in securities gains, primarily on mortgage-backed securities. 1Q01 results included a $75 million gain on the exchange of our interest in Star Systems, $3 million in securities losses, and $15 million in market valuation adjustments on commercial loans held for sale.

Expenses declined 26%, due to divestitures and the impact of FICA benefits in 1Q01.

--------------------------------------------------------------------------------

                                                                 [First Union
                                                              logo appears here]
--------------------------------------------------------------------------------
FIRSTUNION.COM

---------------------------------------------------------------------------------------------------------------------------------
firstunion.com                                                     2001                                    2000       2 Q 01
                                                 -----------------------   -------------------------------------
                                                       Second    First         Fourth         Third      Second         vs
(In thousands)                                         Quarter  Quarter        Quarter       Quarter    Quarter       1 Q 01
---------------------------------------------------------------------------------------------------------------------------------
Online customers
Retail                                                   2,773    2,529          2,276         2,075      1,813           10 %
Wholesale                                                  130      111             91            74         55           17
---------------------------------------------------------------------------------------------------------------------------------
  Total customers online                                 2,903    2,640          2,367         2,149      1,868           10
Retail enrollments per quarter                             297      293            230           290        292            1
---------------------------------------------------------------------------------------------------------------------------------
Dollar value of transactions (In billions)    $            6.4      4.4            2.2           2.2        2.3           45 %
---------------------------------------------------------------------------------------------------------------------------------
Non-financial transactions (In millions)      $           27.8     24.9           23.2          20.2       19.4           12 %
---------------------------------------------------------------------------------------------------------------------------------

Online enrollments increased 10% from 1Q01 to 2.9 million. There were 297,000 new enrollments in 2Q01, up 10% from 1Q01. Dollar value of transactions initiated through online banking (billpay and transfers) was $6.4 billion, up 45% from 1Q01 due in large part to an increase in customers to our online Federal Funds Transfer application.



FIRST UNION DIRECT

----------------------------------------------------------------------------------------------------------------------------
First Union Direct Metrics                                     2001                                   2000       2 Q 01
                                          --------------------------   ------------------------------------
                                                Second       First         Fourth       Third      Second          vs
(In millions)                                   Quarter     Quarter        Quarter     Quarter     Quarter       1 Q 01
----------------------------------------------------------------------------------------------------------------------------
Customer calls to
Person                                              8.4         9.5            9.0         7.0        10.0          (12) %
Voice response unit                                23.5        24.5           24.2        23.0        23.0           (4)
----------------------------------------------------------------------------------------------------------------------------
  Total calls                                      31.9        34.0           33.2        30.0        33.0           (6) %
Calls handled in 30 seconds or less                  72 %        68             73          79          87            6
----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                                 [First Union
                                                              logo appears here]
--------------------------------------------------------------------------------

This Supplemental Earnings Package may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which First Union conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on First Union's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on First Union's and the combined company's capital markets and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction with Wachovia or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed merger between First Union and Wachovia will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).



--------------------------------------------------------------------------------
                                                                         Page 30

THE FOLLOWING IS THE EARNINGS SLIDE PRESENTATION RELATING TO FIRST UNION'S SECOND QUARTER RESULTS RELEASED BY FIRST UNION

                                  [First Union
                               logo appears here]

                                2nd Quarter 2001
                                 Earnings Review

                                 July 12, 2001

Second Quarter 2001 Financial                                    [First Union
Highlights                                                    logo appears here]
--------------------------------------------------------------------------------

Versus 1Q 2001
--------------

o Exceeded market expectations with EPS of $.73 per share on a cash operating basis or $.66 per share on an operating basis

o  Total revenue up 3%, 11% annualized, and up in all three core businesses

     - 24% annualized increase in operating earnings versus 1Q01

     - General Bank had an outstanding quarter, displaying continued improvement

o  Continued strong expense control evident and FTEs declined over 1,900

o  Low cost core deposits grew 4%

o Provided $30 million in excess of net charge-offs and provision for loans sold or transferred to AHFS

o  Continued proactive management of loan portfolio through loan sales

o  Total NPAs declined 6% or $104 million

o  Tier 1 capital ratio increased for the 4th consecutive quarter to 7.40%

o  Completed strategic repositioning on time and on budget

                                                                 [First Union
Summary Operating Results                                     logo appears here]
--------------------------------------------------------------------------------

Operating Earnings Summary                                                    2001                       2000
                                                                ------------------  -------------------------    2 Q 01
                                                                   Second    First   Fourth    Third   Second      vs
(In millions, except per share data)                              Quarter  Quarter  Quarter  Quarter  Quarter    1 Q 01
-------------------------------------------------------------------------------------------------------------------------
Net interest income (Tax-equivalent)                          $  1,742     1,734    1,757    1,860    1,930        -   %
Fee and other income                                             1,629     1,546    1,582    1,645    1,746        5
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
  Total revenue (Tax-equivalent)                                 3,371     3,280    3,339    3,505    3,676        3
Provision for loan losses                                          223       219      192      142      228        2
Noninterest expense                                              2,169     2,138    2,132    2,328    2,366        1
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes (Tax-equivalent)                        979       923    1,015    1,035    1,082        6
Income taxes                                                       299       281      309      307      343        6
Tax-equivalent adjustment                                           31        32       25       26       25       (3)
-------------------------------------------------------------------------------------------------------------------------
Net income                                                    $    649       610      681      702      714        6 %
Net income (Cash basis)                                       $    723       684      753      778      807        6 %
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                    $   0.66      0.62     0.69     0.71     0.73        6 %
Diluted earnings per share (Cash basis)                       $   0.73      0.69     0.76     0.79     0.82        6 %
Return on average stockholders' equity                           16.19  %  15.64    15.36    15.76    17.74        -
Return on average tangible
  stockholders' equity (Cash basis)                              23.35  %  22.91    21.55    22.15    30.18        -

Key Points
o Revenues grew 3% driven by a 5% increase in fee income - operating earnings were up a solid 6%

o  Focus on expenses continues

o Loan loss provision of $223 million exceeds net charge-offs by $66 million and includes provisions of $36 million related to loans sold and transferred to assets held for sale

          -Net charge-offs                                   $ 157 million
          -Impact of sales and transfers to held for sale    $  36
          -Additional provision                              $  30
                                                             -----
                                           Total             $ 223 million

                                                                 [First Union
Key Financial Measures                                        logo appears here]
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Operating Basis Performance Highlights                                   2001                           2000
                                                         --------------------    ---------------------------    2 Q 01
                                                          Second       First      Fourth     Third   Second       vs
(In millions, except per share data)                     Quarter     Quarter     Quarter   Quarter  Quarter     1 Q 01
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Cash operating earnings
Net income                                             $     723         684         753       778      807          6 %
Diluted earnings per share                             $    0.73        0.69        0.76      0.79     0.82          6
Return on average tangible assets                           1.19 %      1.15        1.26      1.26     1.30          -
Return on average tangible stockholders' equity            23.35       22.91       21.55     22.15    30.18          -
Overhead efficiency ratio                                  62.06 %     62.80       61.46     64.17    61.64          -
Operating leverage                                     $      59         (67)         31      (154)    (136)         - %
---------------------------------------------------------------------------------------------------------------------------
Other financial data
Fee and other income as % of total revenue                 48.32 %     47.13       47.38     46.93    47.50          - %
Average diluted shares (In thousands)                    978,185     975,847     990,445   986,763  981,940          -
Actual shares (In thousands)                             979,205     981,268     979,963   986,004  986,394          -
Dividends paid per common share                        $    0.24        0.24        0.48      0.48     0.48          -
Dividend payout ratio                                      36.36 %     38.71       69.57     67.42    65.75          -
Book value per share                                   $   16.49       16.39       15.66     15.00    14.14          1
Tier 1 capital ratio (a)                                    7.40 %      7.18        7.02      7.00     6.65          -
Total capital ratio (a)                                    11.48       11.33       11.19     11.32    10.57          -
Leverage ratio (a)                                          6.01 %      5.88        5.92      5.73     5.34          - %
---------------------------------------------------------------------------------------------------------------------------
Other
FTE employees                                             67,420      69,362      70,639    70,533   72,890         (3)%
---------------------------------------------------------------------------------------------------------------------------
(a) The second quarter of 2001 is based on estimates.

Key Points
o Period-end actual shares declined with 2.1 million shares repurchased during the quarter

o  Average diluted shares increased due to the vesting of stock awards

o  Tier 1 capital ratio improved for the 4th consecutive quarter to 7.40%

                                                                 [First Union
Net Interest Income                                           logo appears here]
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Interest Income Summary                                                  2001                           2000
                                                         --------------------    ---------------------------    2 Q 01
                                                          Second       First      Fourth     Third   Second       vs
(In millions)                                             Quarter     Quarter     Quarter   Quarter  Quarter    1 Q 01
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Average earning assets                                 $ 204,673     203,720     202,606   211,089  220,061          - %
Average interest-bearing liabilities                     185,224     183,995     181,832   190,146  196,954          1
---------------------------------------------------------------------------------------------------------------------------
Interest income (Tax-equivalent)                           3,851       4,057       4,289     4,491    4,517         (5)
Interest expense                                           2,109       2,323       2,532     2,631    2,587         (9)
---------------------------------------------------------------------------------------------------------------------------
   Net interest income (Tax-equivalent)                $   1,742       1,734       1,757     1,860    1,930          - %
---------------------------------------------------------------------------------------------------------------------------
Rate earned                                                 7.54 %      8.03        8.44      8.48     8.24          -
Equivalent rate paid                                        4.13        4.61        4.98      4.96     4.73          -
---------------------------------------------------------------------------------------------------------------------------
   Net interest margin                                      3.41 %      3.42        3.46      3.52     3.51          -
---------------------------------------------------------------------------------------------------------------------------

Key Points
o Margin remained relatively flat despite the declining rate environment as higher spreads were offset by the 1Q01 securitization and sale of The Money Store loans and growth in the equity derivatives business

                                                                 [First Union
Fee and Other Income                                          logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Fee and Other Income                                         2001                              2000
                                             --------------------     ------------------------------               2 Q 01
                                              Second       First       Fourth      Third     Second                  vs
(In millions)                                Quarter     Quarter      Quarter    Quarter    Quarter                1 Q 01
----------------------------------------------------------------------------------------------------------------------------
Service charges and fees                   $     486         468          481        508        491                  4  %
Commissions                                      389         375          383        365        375                  4
Fiduciary and asset management fees              384         381          387        384        374                  1
Advisory, underwriting and other
  investment banking fees                        238         198          187        148        182                 20
Principal investing                              (58)        (43)         (43)        34        205                (35)
Other income                                     190         167          187        206        119                 14
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
        Total fee and other income         $   1,629       1,546        1,582      1,645      1,746                  5  %
----------------------------------------------------------------------------------------------------------------------------

Key Points
o  Across-the-board increases in all fee categories except principal investing

o  Service charges and fees up 4% on strong growth in both the General Bank and

o  Corporate and Investment Banking

o  Solid asset management and commissions
   performance in a challenging market

o Corporate and Investment Banking fees up on increased activity in agency businesses

o  Other income up due to mortgage and home equity-related income

                                                                 [First Union
Noninterest Expense                                           logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense                                                2001                                    2000
                                                  ---------------------    -------------------------------------        2 Q 01
                                                   Second        First      Fourth         Third         Second           vs
(In millions)                                     Quarter      Quarter     Quarter       Quarter        Quarter         1 Q 01
----------------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                 $    1,363        1,329       1,243         1,381          1,396            3  %
Occupancy                                             155          163         150           157            155           (5)
Equipment                                             198          205         221           213            210           (3)
Advertising                                            11            9          16            14             31           22
Communications and supplies                           111          110         123           117            122            1
Professional and consulting fees                       69           73          97            87             82           (5)
Goodwill and other intangible amortization             77           78          80            79            100           (1)
Sundry expense                                        185          171         202           280            270            8
----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense              $    2,169        2,138       2,132         2,328          2,366            1  %
----------------------------------------------------------------------------------------------------------------------------------
FTE employees                                      67,420       69,362      70,639        70,533         72,890           (3) %
Overhead efficiency ratio (Cash basis)              62.06  %     62.80       61.46         64.17          61.64            -
----------------------------------------------------------------------------------------------------------------------------------

Key Points
o Total expenses remained virtually flat

o Personnel expenses up modestly due to impact of lower FTEs offset by incentive payments on increased revenue

o Sundry expenses increased due to costs associated with higher loan volume

o Remaining categories down $17 million in total

Consolidated Results                                             [First Union
Operating Performance Summary                                 logo appears here]
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
First Union Corporation                                                                    Three Months Ended June 30, 2001
                                              -----------------------------------------------------------------------------
Performance Summary                           General              Capital          Corporate &
(In millions)                                    Bank           Management   Investment Banking     Parent     Consolidated
---------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $    1,128                   78          455                 50           1,711
Fee and other income                              390                  771          333                135           1,629
Intersegment revenue                               27                  (11)         (15)                (1)              -
---------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 1,545                  838          773                184           3,340
Provision for loan losses                          98                    -           93                 32             223
Noninterest expense                               935                  667          490                 77           2,169
Income taxes                                      169                   58           37                 35             299
---------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $      343                  113          153                 40             649
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $      251                   82           (4)                79             408
Risk adjusted return on capital (RAROC)         38.93 %              45.32        11.74              34.82           25.39
Economic capital                           $    3,744                  986        6,112              1,382          12,224
Overhead efficiency ratio                       59.29 %              79.47        59.93               9.32           62.06
Average loans, net                         $   65,501                4,559       41,145              8,007         119,212
Average core deposits                      $   99,424                7,976       10,202              1,433         119,035
---------------------------------------------------------------------------------------------------------------------------

Key Points
o Earnings/Profit: General Bank earned over half of operating earnings and 62% of economic profit

o RAROC: Capital Management reported very strong return; Corporate and Investment Banking basically covered its cost of capital

o Efficiency Ratio: under 60% except Capital Management which is an inherently high overhead business

General Bank                                                     [First Union
Operating Performance Summary                                 logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
General Bank                                                   2001                2000
                                             ----------------------  ---------------------------------         2 Q 01       2Q 01
Performance Summary                            Second        First     Fourth        Third      Second            vs          vs
(In millions)                                 Quarter      Quarter    Quarter      Quarter     Quarter          1 Q 01      2Q 00
------------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                        $    1,128        1,085      1,093        1,097       1,086            4 %
Fee and other income                              390          343        355          352         301           14
Intersegment revenue                               27           25         25           24          25            8
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 1,545        1,453      1,473        1,473       1,412            6          9 %
Provision for loan losses                          98          101         74           52          51           (3)
Noninterest expense                               935          908        992          948         966            3         -3 %
Income taxes                                      169          149        129          154         127           13
------------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                       $      343          295        278          319         268           16 %       28 %
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                            $      251          220        183          212         165           14 %       52 %
Risk adjusted return on capital (RAROC)         38.93 %      36.65      31.97        35.33       30.70            -
Economic capital                           $    3,744        3,618      3,653        3,615       3,555            3
Overhead efficiency ratio                       59.29 %      61.19      65.77        62.89       66.83            -
Average loans, net                         $   65,501       63,771     61,735       60,029      58,105            3
Average core deposits                      $   99,424       98,415     98,184       97,186      97,499            1 %
------------------------------------------------------------------------------------------------------------------------------------

Key Points

o Revenues up 6%; up 4% excluding mortgage contribution

o Fee growth driven by service charges and fees, which increased 7%

o Solid loan growth of 3% and deposits up 1%, driven by strong growth of 4% in low cost core deposits (DDA, interest checking, savings, and money market accounts)

o Efficiency ratio below 60% for the first time; 14% growth in economic profit

General Bank                                                     [First Union
Key Operating Measures                                        logo appears here]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
General Bank Key Metrics                                     2001                                         2000
                                          ------------------------   ------------------------------------------      2 Q 01
                                            Second          First         Fourth          Third         Second         vs
                                           Quarter        Quarter        Quarter        Quarter        Quarter       1 Q 01
--------------------------------------------------------------------------------------------------------------------------------
Customer overall satisfaction score (a)       6.32           6.29           6.27           6.22           6.19         - %
Online customers (In thousands)              2,903          2,640          2,367          2,149          1,868        10
Financial centers                            2,162          2,164          2,193          2,253          2,258         -
ATMs                                         3,419          3,676          3,772          3,831          3,832        (7)%
--------------------------------------------------------------------------------------------------------------------------------
(a) Gallup survey measured on a 1-7 scale; 6.4 = "best in class".
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o Financial Centers recorded 9th consecutive quarterly increase in customer satisfaction measures

o Customer attrition remains stable at 13%, industry average estimated at approximately 15%

o Online customers grew 263,000 or 10%

Capital Management                                               [First Union
Operating Performance Summary                                 logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Capital Management                                                 2001                              2000
                                               ------------------------   --------------------------------        2 Q 01
Performance Summary                             Second           First     Fourth      Third       Second           vs
(In millions)                                  Quarter         Quarter    Quarter    Quarter      Quarter         1 Q 01
-----------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                          $      78              78         89         86           90            - %
Fee and other income                               771             765        777        761          752            1
Intersegment revenue                               (11)            (12)       (12)       (13)         (13)          (8)
-----------------------------------------------------------------------------------------------------------------------------
  Total revenue                                    838             831        854        834          829            1
Provision for loan losses                            -               -          -          -            -            -
Noninterest expense                                667             659        654        652          624            1
Income taxes                                        58              59         68         62           70           (2)
-----------------------------------------------------------------------------------------------------------------------------
  Operating earnings                         $     113             113        132        120          135            - %
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                              $      82              82        101         90          105            - %
Risk adjusted return on capital (RAROC)          45.32 %         45.93      53.10      48.45        55.54            -
Economic capital                             $     986             985        974        979          972            -
Overhead efficiency ratio                        79.47 %         79.15      76.66      78.11        75.23            -
Average loans, net                           $   4,559           4,497      4,424      4,295        4,250            1
Average core deposits                        $   7,976           8,003      7,879      7,935        7,888            - %
-----------------------------------------------------------------------------------------------------------------------------

Key Points
o Solid revenue performance during continuing market volatility

o In Retail Brokerage, record bank annuity sales over $700 million drove increased production

Capital Management                                               [First Union
Key Operating Measures                                        logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Capital Management Key Metrics                                 2001                                      2000
                                            ------------------------    --------------------------------------           2 Q 01
                                             Second           First          Fourth        Third       Second              vs
(In millions)                               Quarter         Quarter         Quarter      Quarter      Quarter            1 Q 01
---------------------------------------------------------------------------------------------------------------------------------
Trust assets                              $  81,879          81,576          85,933       87,922       83,499              -  %
Mutual fund assets                           90,279          86,767          84,797       85,223       82,131              4
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  Total assets under management           $ 172,158         168,343         170,730      173,145      165,630              2 %
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Gross fluctuating mutual fund sales       $   1,981           1,983           1,762        1,819        1,656              -  %
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Assets under care (Excluding AUM)         $ 499,847         489,380         485,516      500,962      507,193              2  %
---------------------------------------------------------------------------------------------------------------------------------
Registered representatives (Actual)           7,706           7,784           7,459        7,342        7,091             (1)
Brokerage offices (Actual)                    2,690           2,695           2,568        2,623        2,604              -  %
---------------------------------------------------------------------------------------------------------------------------------

Key Points
o Mutual funds surpassed $90 billion for the first time - equity increased 5%, money market up 4%, and fixed income stable

o Despite unsettled market conditions, total assets under management increased 2% to $172 billion as both trust and mutual funds gained net new assets

Corporate and Investment Banking                                 [First Union
Operating Performance Summary                                 logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Corporate and Investment Banking                               2001                                      2000
Performance Summary                         ------------------------    --------------------------------------           2 Q 01
                                             Second           First          Fourth        Third       Second              vs
(In millions)                               Quarter         Quarter         Quarter      Quarter      Quarter            1 Q 01
---------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                       $     455             425             415          398          376              7  %
Fee and other income                            333             312             268          363          533              7
Intersegment revenue                            (15)            (12)            (13)         (12)         (12)           (25)
---------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 773             725             670          749          897              7
Provision for loan losses                        93              70             124           83          126             33
Noninterest expense                             490             467             431          498          509              5
Income taxes                                     37              38             (53)          30           63             (3)
---------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                      $     153             150             168          138          199              2 %
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                           $      (4)            (22)             28          (25)          72             82  %
Risk adjusted return on capital (RAROC)       11.74 %         10.60           13.81        10.38        16.91              -
Economic capital                          $   6,112           6,278           6,259        6,167        5,940             (3)
Overhead efficiency ratio                     59.93 %         60.85           53.28        62.99        54.36              -
Average loans, net                        $  41,145          42,511          41,922       42,169       42,787             (3)
Average core deposits                     $  10,202           9,465           9,251        9,099        8,928              8%
---------------------------------------------------------------------------------------------------------------------------------

Key Points
o Total revenue up 7%

o Net interest income up 7% as fixed income spreads widened in a lower rate environment

o Fee and other income increased 7% on strong results in agency businesses, primarily Loan Syndications and M&A, offset by lower trading profits after a record first quarter

o Expenses up primarily due to higher incentive payments as a result of increased revenue, especially in agency businesses

                                                                 [First Union
Loan and Deposit Growth                                       logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Average Balance Sheet Data                                            2001                                      2000
                                                   ------------------------     -------------------------------------     2 Q 01
                                                      Second         First         Fourth        Third        Second        vs
(In millions)                                        Quarter       Quarter        Quarter      Quarter       Quarter      1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
Commercial loans                                    $ 76,378        77,270         76,253       75,380        75,951          (1)%
Consumer loans                                        42,834        42,580         43,840       48,095        56,663           1
------------------------------------------------------------------------------------------------------------------------------------
    Total loans                                     $119,212       119,850        120,093      123,475       132,614          (1)%
------------------------------------------------------------------------------------------------------------------------------------
Core interest-bearing deposits                      $ 91,654        91,149         91,069       89,637        89,285           1 %
Noninterest-bearing deposits                          27,381        27,043         27,875       28,437        28,971           1
------------------------------------------------------------------------------------------------------------------------------------
    Total core deposits                              119,035       118,192        118,944      118,074       118,256           1
Foreign and other time deposits                       17,944        19,090         19,385       25,038        22,948          (6)
------------------------------------------------------------------------------------------------------------------------------------
 Total  deposits                                    $136,979       137,282        138,329      143,112       141,204           - %
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o Solid consumer loan growth of 2% and small business up 5%, excluding divesitures and securitizations

o Core deposits up 1%, despite an average impact of $434 million from divestitures; low cost core deposits up $2.6 billion excluding divestitures

o Reduced purchased deposits due to core deposit growth and lower cost alternatives

                                                                 [First Union
Restructuring Update                                          logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Restructuring Charges and Other Charges/Gains                                            2001                                 2000
                                                                      -----------------------    ----------------------------------
                                                                        Second         First       Fourth        Third      Second
(In millions)                                                          Quarter       Quarter      Quarter      Quarter     Quarter
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Restructuring charges
-----------------------------------------------------------------------------------------------------------------------------------
    Total restructuring charges                                      $     (73)            -            -           30       2,099
Reversal of March 1999 and other accruals                                    -           (14)          (1)          (2)          -
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                                                  (73)          (14)          (1)          28       2,099
Merger-related charges                                                       4            16           34           24          11
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                                                  (69)            2           33           52       2,110
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Other charges/gains
Provision for loan losses                                                    -             -            -          180         802
Service charges and fees                                                     -             -            -            2          44
Other income                                                                (1)          (28)        (171)        (540)        768
Other noninterest expense                                                   97            69          212           68          27
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    Total other charges/gains                                               96            41           41         (290)      1,641
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    Total restructuring and other charges/gains                             27            43           74         (238)      3,751
Income taxes (benefits)                                                    (11)          (17)         (38)          88        (838)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
After-tax restructuring, merger-related
   and other charges/gains                                           $      16            26           36         (150)      2,913
-----------------------------------------------------------------------------------------------------------------------------------

Key Points
o Completed June 2000 strategic repositioning efforts on schedule and on budget

o $73 million reversal due to favorable variances on occupancy and contract termination costs, and lower severance costs

o $97 million other noninterest expense largely comprised of related personnel expense to right-size staff and support functions, real estate consolidation expenses, contract termination costs and professional fees

                                                                 [First Union
Asset Quality                                                 logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Asset Quality                                                                2001                                2000
                                                           ----------------------     --------------------------------    2 Q 01
                                                             Second        First       Fourth       Third       Second      vs
(In millions)                                               Quarter      Quarter      Quarter     Quarter      Quarter    1 Q 01
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming assets
Loans                                                    $    1,223        1,231        1,176         854          791       (1) %
Other real estate                                               104          106          103          97           93       (2)
Loans in assets held for sale                                   250          344          334         349          331      (27)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                             $    1,577        1,681        1,613       1,300        1,215       (6) %
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                             1.08 %       1.09         1.03        0.77         0.69        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net, including assets held for sale             1.23 %       1.30         1.22        0.98         0.87        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                   $    1,760        1,759        1,722       1,720        1,706        -  %
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                             1.44 %       1.43         1.39        1.39         1.33        -
as % of nonaccrual and restructured loans (a)                   144          143          146         202          215        -
as % of nonperforming assets (a)                                133 %        132          135         181          193        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Loan losses, net                                         $      157          159          192         142          228       (1) %
Commercial, as % of average commercial loans                   0.55 %       0.56         0.80        0.53         0.73        -
Consumer, as % of average consumer loans                       0.48         0.48         0.36        0.35         0.63        -
Total, as % of average loans, net                              0.52 %       0.53         0.64        0.46         0.69        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(a) These ratios do not include nonperforming loans included in other assets as held for sale.
Loans 90 days past due were $213 million, $220 million, $183 million, $145 million and $84 million in the second and first quarters of 2001 and in the fourth, third and second quarters of 2000, respectively.
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o Total NPAs declined 6%

o Allowance increased to 1.44% of net loans

o Provision exceeded charge-offs by $66 million including the provision for loans sold or transferred to held for sale

o Delinquencies 90 days past due were $213 million vs. $220 million at March 31; consumer delinquencies were $187 million as of June 30

o Net charge-offs declined to $157 million or 52 bps

                                                                 [First Union
Nonperforming Assets                                          logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Nonperforming Assets (a)                                                  2001                                2000

                                                        ----------------------     --------------------------------      2 Q 01
                                                          Second        First       Fourth       Third      Second         vs
(In millions)                                            Quarter      Quarter      Quarter     Quarter     Quarter       1 Q 01
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                         $     1,337        1,279          951         884       1,270            5 %
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Commercial loan activity (over $5 million)
  New nonaccrual loans and advances                          314          266          487         223         242           18
  Charge-offs                                                (49)         (69)        (112)        (27)        (93)         (29)
  Transfers (to) from assets held for sale                     -            -           11         (46)       (223)           -
  Payments and return to accrual status                      (50)         (59)         (22)        (29)        (11)          15
  Sales                                                      (54)           -          (15)          -           -            -
Other (activity under $5 million)                           (100)         (53)         (69)        (93)        (78)           -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
        Commercial loan activity                              61           85          280          28        (163)         (28)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Consumer loan activity
  Transfers to assets held for sale                         (123)         (90)           -           -        (243)         (37)
  Other, net                                                  52           63           48          39          20          (17)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
       Consumer loan activity                                (71)         (27)          48          39        (223)           -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
       Change in nonperforming assets                        (10)          58          328          67        (386)           -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                               $     1,327        1,337        1,279         951         884           (1) %
--------------------------------------------------------------------------------------------------------------------------------
(a) Excludes nonperforming loans included in assets held for sale, which in the second and first quarters of 2001 and in the fourth, third and second quarters of 2000 were $250 million, $344 million, $334 million, $349 million and $331 million, respectively.
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o Transferred $123 million of consumer NPLs to assets held for sale; sale expected to close in 3Q01

o NPAs including assets held for sale declined by $104
  million or 6%

                                                                 [First Union
Loans Held for Sale                                           logo appears here]
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loans Held for Sale                                                                        2001                             2000
                                                                           ---------------------   ------------------------------
                                                                             Second       First     Fourth      Third     Second
(In millions)                                                               Quarter     Quarter    Quarter    Quarter    Quarter
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
2000 Strategic Repositioning
Balance, beginning of period                                             $      689       4,263      4,983      6,326          -
Loans transferred to (from) assets held for sale, net                           (98)          -          -        719      7,182
Allowance for loan losses related to
  loans transferred to assets held for sale                                       -           -          2       (166)      (856)
Lower of cost or market valuation adjustments                                   (21)        (50)      (111)         -          -
Loans sold                                                                     (190)     (3,327)      (289)    (1,756)         -
Other, net (a)                                                                  (63)       (197)      (322)      (140)         -
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                          317         689      4,263      4,983      6,326
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Other (b)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                        5,646       6,101      3,883      4,108      4,310
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Loans held for sale, end of period                                       $    5,963       6,790      8,146      9,091     10,636
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
(a)  Other, net represents primarily loan payments.
(b)  Other includes primarily student, mortgage warehouse, home equity and syndication loans.
Nonperforming loans included in assets held for sale in the second and first quarters of 2001 and in the fourth, third and second quarters of 2000 were $250 million, $344 million, $334 million, $349 million and $331 million, respectively.
------------------------------------------------------------------------------------------------------------------------------------

Key Points
o Sold  $190 million of loans from strategic repositioning portfolio

o $317 million remains from repositioning; sale of $152 million of loans expected to close in early 3Q01

o Strategic repositioning is now complete

                                                                 [First Union
Summary and Outlook                                           logo appears here]
--------------------------------------------------------------------------------

2001 - First Union has momentum
-------------------------------

o  Strong revenue growth and expense control evident

     - Revenue growth in all 3 core businesses

     - General Bank has turned the corner

o  Reduced NPAs 6% with proactive portfolio management

o Added $30 million to the allowance in excess of charge-offs and provision for loans sold or transferred to held for sale

o  Grew Tier 1 capital 22 bps; 4th consecutive quarter of improvement

   2001 First Union Outlook

o  Goal is to keep NPAs and coverage ratios consistent with 2Q01 levels

o  Revised charge off guidance for full year 2001 from 60-80 bps to 55-65 bps

o  Continue to build capital ratios

o Core operating earnings of $.66 per share provides foundation for continued growth

o  Wachovia merger integration planning proceeding on schedule

o Pending approvals, Wachovia merger close to completion; third quarter closing targeted

Cautionary Statement


This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

Thefollowing factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which First Union conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on First Union's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on First Union's and the combined company's capital markets and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction with Wachovia or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed merger between First Union and Wachovia will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).